eldoradogold

Eldorado Gold Corporation

Management Proxy Circular

2009 Annual General and Special Meeting of Shareholders to be held May 7, 2009

TSX: ELD

NYSE-A: EGO

April 3, 2009

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey, Greece and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

INVITATION TO SHAREHOLDERS OF ELDORADO GOLD CORPORATION

3

NOTICE OF MEETING

4

GENERAL INFORMATION

6

Date of Information

 6

Currency and Exchange Rate

6

Common Shares Outstanding

 6

Stock Exchange Listings

 6

Shareholders of 10% or More of the Common Shares on March 19, 2008

6

Mailing of AGM Documents

 6

Delivery of Annual and Interim Reports

 6

Reporting Concerns

 7

Shareholder Proposals

 8

Matters to be Voted On

8

Quorum and Voting Procedures

8

Voting Options

9

Voting in Person

 9

Voting by Proxy

10

Revoking your Proxy

 11

BUSINESS OF THE MEETING

 12

FINANCIAL STATEMENTS

13

ELECTION OF DIRECTORS

13

APPOINTMENT OF AUDITORS

 14

REMUNERATION OF THE AUDITORS

 14

PROPOSED AMENDMENTS TO STOCK OPTION PLANS

 14

CONFIRMATION OF THE REPEAL OF FORMER BY-LAW NO. 1

      AND THE ADOPTION OF NEW BY-LAW NO. 1

20

AMENDMENTS TO THE COMPANY'S ARTICLES

 22

BOARD OF DIRECTORS

23

Board Mandate

 23

Terms of Reference – Board of Directors

 23

2009 Nominees

 23

2009 Nominee Biographies

 24

Director Independence

 27

In Camera Sessions of the Board

 27

Meeting Attendance

 28

Director Share Ownership

 29

Director Compensation

 29

Director Liability Insurance and Indemnification

30

Loans to Directors

 31

Director Orientation and Continuing Education

 31

Director Assessments

 31

Position Descriptions

 31

Conflict of Interest

 31

Other Directorships

 32

Ethical Business Conduct

 31

Conflict of Interest

 32

Nomination of Directors

 32

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

(continued)

COMMITTEES OF THE BOARD

33

Committee Independence

 33

The Audit Committee

 33

Report of the Audit Committee

33

The Corporate Governance and Nominating Committee

 33

Report of the Corporate Governance and Nominating Committee

 34

The Compensation Committee

 34

Report of the Compensation Committee

 34

Terms of Reference – Committees of the Board

35

Reserves and Resources Review Panel

 35

Environmental Assessment

 35

Risk Assessment

 35

COMPENSATION DISCUSSION AND ANALYSIS

35

Annual Base Salary

 37

Short Term Incentive Bonus (STIP)

 37

Merit Awards

40

Bonus Awards Units Plan

40

Stock Options

40

Pensions

 41

Executive Compensation Practices

 43

CEO Compensation

 43

STATEMENT OF EXECUTIVE COMPENSATION

43

President & CEO Three Year Look Back

 43

Executive Officer Share Ownership

 43

Loans to NEO's

 43

Summary Compensation Table

44

Employment and Change of Control Agreements

 47

Incentive Stock Option Plans

 49

CORPORATE GOVERNANCE

53

GLOSSARY OF TERMS

59

SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE

61

SCHEDULE B – STOCK OPTION PLANS

64

SCHEDULE  C -  BY-LAW NO. 1

86

SCHEDULE  D -  ARTICLES OF AMENDMENT

100

INVITATION TO SHAREHOLDERS OF ELDORADO GOLD CORPORATION

3:00 p.m.

May 7, 2009

The Cristal Room

Metropolitan Hotel

645 Howe Street

Vancouver, British Columbia

On behalf of our Board of Directors, management and employees I invite you to attend the Annual and Special Meeting of the Shareholders of Eldorado Gold Corporation on Thursday, May 7, 2009 at 3:00 p.m. in the Cristal Room of the Metropolitan Hotel , 645 Howe Street, Vancouver, British Columbia.

The items of business to be considered by our Shareholders at the meeting are set out and explained in the notice and circular.

The meeting is also your opportunity to meet our team of management and employees, learn about Eldorado's operations and hear about our plans for our future.

Our commitment is to enhance shareholder value through the discovery, acquisition and development of gold reserves, and the operation of profitable mines.  We are committed to being environmentally and socially responsible within the communities in which we operate.  Furthermore, we are committed to the creation of a safe work environment that allows our employees to maximize their potential within their chosen careers.

Eldorado is a publicly listed company on the Toronto Stock Exchange (ELD) and the NYSE Amex (EGO) and we comply with the corporate governance guidelines as established by the stock exchanges on which we trade.

Please take the time to read the Notice and the Management Information Circular and provide your vote on the items of business of the meeting.  You can vote by telephone, on the internet, by mailing the enclosed proxy or voting instruction form or in person at the meeting on May 7, 2009.

Thank you for your continued support.

Yours sincerely,

"Paul N. Wright"

Paul N. Wright

President & Chief Executive Officer

April 3,  2009

ELDORADO GOLD CORPORATION

NOTICE OF MEETING

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

ELDORADO GOLD CORPORATION

The Annual and Special Meeting of the Shareholders of Eldorado Gold Corporation will be held in the Cristal Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on Thursday, May 7, 2009, at 3:00 p.m. for the purpose of considering and taking action on the following matters:

1.

Receive the consolidated financial statements of the Company for the financial year ended December 31, 2008 and the auditors report on those statements;

2.

Elect nine directors to hold office for the following year;

3.

Appoint PricewaterhouseCoopers LLP as the independent auditors for 2009;

4.

Authorize the directors to fix the auditors pay;

5.

Approve an Ordinary Resolution adopting amendments to the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and  the amended and restated Incentive Stock Plan for Officers & Directors.

6.

Approve an Ordinary Resolution confirming the repeal of the Company's former By-Law No. 1 and the adoption of new By-Law No. 1 attached to this Circular.

7.

Approve a Special Resolution adopting amendments to the Company's Articles to permit shareholder meetings to be held outside of Canada the text of which is as follows:

The articles of the Company be amended by the addition of the following to paragraph 7 of the Annex to Articles of Arrangement contained in Schedule A to the Plan of Arrangement attached to the Articles of Arrangement of the Company:

"(c) Meetings of shareholders of the Corporation may be held outside Canada in any city or municipality in which the Corporation carries on business."

and the form of the articles of amendment as set out in Schedule D to the information circular dated April 3, 2009 be and is hereby approved.

The Management Information Circular provides information on the business of the meeting.

March 19, 2009 is the Record Date for determining who owns Common Shares and only those persons who are common Shareholders on the March 19, 2009, the Record Date, are entitled to notice of the Meeting and to vote on the business of the Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy or, by voting instructions.  Instructions for voting by proxy by mail, by phone and over the internet are included in this Circular.  Only proxies received by Valiant no later than 3:00 p.m. (Vancouver time) on May 5, 2009, or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.  The Chairman of the Meeting has the discretion to accept late proxies.  Voting instructions forms must be completed and returned in accordance with the instructions on the form.

Please send your proxy to Valiant Trust, P.O. Box 6510 Stn. Terminal, Vancouver, BC V6B 4B5 by 3 p.m., Vancouver time, on May 5, 2009.

By Order of the Board of Directors

"Dawn Moss"

Vancouver, British Columbia

Dawn Moss

April 3, 2009

Corporate Secretary

The securityholder materials are being sent to both registered and non-registered Shareholders.  If you are a non-registered owner and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

VOTE BY PHONE, INTERNET, MAILOR IN PERSON AT THE AGM

GENERAL INFORMATION

This Circular is being distributed in connection with the solicitation of proxies by the Board and Management for use at the AGM to be held on May 7, 2009, and at any and all adjournments of that the Meeting.  We will pay the cost of the solicitation.

March 19, 2009 is the Record Date for determining who owns Common Shares and only those persons who are Common Shareholders on the March 19, 2009, the Record Date, are entitled to notice of the meeting and to vote on the business of the meeting.

Date of Information

Information contained in this Circular is provided as of March 19, 2009 unless otherwise noted.

Currency and Exchange Rate

All dollar figures are stated in U.S. currency, except as noted.  On March 19, 2009, the reported closing spot price quoted by the Bank of Canada for Cdn$1.00 was US $0.81.

Common Shares Outstanding

There were 370,339,056 Common Shares outstanding at the close of business on March 19, 2009.

Stock Exchange Listings

Eldorado’s Common Shares trade on the Toronto Stock Exchange (“ELD”) and on the NYSE Amex (“EGO”).

Shareholders of 10% or More of the Common Shares on March 19, 2009

Approximately 48,215,329 Common Shares (13.207%) were owned by Fidelity Management & Research Company, 82 Devonshire Street, Boston MA, 02109 and its affiliates.  To the best of the knowledge of the Directors and Officers there are no other Shareholders who beneficially own, directly or indirectly, or exercise control or direction over more than 10% of our outstanding Common Shares.

Mailing of AGM Documents

This Circular is being mailed (subject to applicable law) to all Shareholders together with a proxy or voting instruction form and our 2008 Annual Report on April 9, 2009, except those Shareholders who requested the information to be delivered by electronic mail.  The materials for any Objecting Beneficial Owners or OBOs are provided to the brokers, custodians, nominees, fiduciaries and other intermediaries and we request that the materials be forwarded to the Beneficial Shareholders in a timely manner.

If you are a Shareholder and (i) wish to receive or do not wish to receive our annual report next year; or (ii) wish to receive our interim reports, please complete and return the request card included in this package.

Delivery of Annual and Interim Reports

Document Availability

We file an AIF in accordance with Canadian securities regulations, and a Form 40-F with the SEC.  A copy of these reports can be retrieved from our Website or from the regulatory websites, SEDAR and EDGAR, respectively.  We will send one copy of the AIF or the Form 40-F together with the 2008 Annual Report and the Circular without charge to any shareholder upon request to:

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

VOTE BY PHONE, INTERNET, MAIL OR IN PERSON AT THE AGM

By Mail:

The Corporate Secretary

Eldorado Gold Corporation

Suite 1188, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada  V6C 2B5

By E-Mail:

Info@eldoradogold.com

By Telephone:

1-604-687-4018

1-888-353-8166

By Facsimile:

1-604-687-4026

Reporting Concerns

In accordance with our Code of Ethics, directors, officers and employees of Eldorado and its subsidiaries and affiliates are committed to the highest standards of legal and ethical business conduct.  The Code summarizes the legal, ethical and regulatory standards that we follow and is a reminder to our directors, officers and employees of the seriousness of our commitment.  Compliance with this Code and high standards of business conduct are mandatory for every representative of Eldorado. A copy of the Code is available at www.sedar.com under the Company’s name and on our Website.

Concerns about our financial statements, accounting practices or internal controls should be addressed to the Chairman of the Audit Committee or the Corporate Secretary as outlined in the Code; or to the attention of EthicsPoint.

Reporting Contacts:
Corporate Secretary:	Audit Committee Chairman:
Name: Dawn Moss Address: 1188 – 550 Burrard Street Vancouver, B.C. V6C 2B5 Phone: 604-601-6655 E-mail: dawnm@eldoradogold.com	Name: Robert Gilmore Address: 735 Leyden Street Denver, Colorado 80220 USA Phone: 303-601-7344 E-mail: gilmores735@msn.com

EthicsPoint, Inc.

Telephone:

1-866-384-4277

E-mail:

www.ethicspoint.com  (click “File a new report”)

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

VOTE BY PHONE, INTERNET, MAIL OR IN PERSON AT THE AGM

Shareholder Proposals

A proposal by a shareholder for presentation at the 2010 AGM must be sent to our Corporate Secretary by January 8, 2010 to be considered for inclusion in the proxy material for that meeting.

By Mail:

The Corporate Secretary

Eldorado Gold Corporation

Suite 1188, Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada  V6C 2B5

By E-Mail:

dawnm@eldoradogold.com

By Facsimile:

The Corporate Secretary

1-604-687-4026

Matters to be Voted On

Common Shareholders of Eldorado at the close of business on March 19, 2009 may vote on the following matters:

•

Election of Directors

•

Appointment of Auditors

•

Remuneration of Auditors

•

Proposed Amendments to the Employee Plan and the Officers & Directors Plan

•

Confirmation of the repeal of former By-Law No. 1 and adoption of new By-Law No. 1

•

Amendments to the Company’s Articles

Shareholders are entitled to one vote for each Common Share they own on a ballot at the meeting.

Quorum and Voting Procedures

According to our By-Laws, a quorum of Shareholders is two voting persons present or deemed to be present and authorized to cast a total of not less than 25% of the total votes attached to the Common Shares entitled to vote at the meeting.  Voting persons are Registered Shareholders, duly authorized representatives of Registered Shareholders or proxyholders of Registered Shareholders, entitled to vote at the meeting.

Except where otherwise stated, a simple majority of 50% plus 1 of the votes cast at the AGM is required to approve all the business matters of the Meeting.

Valiant Trust is the scrutineer of the Meeting and responsible for counting the votes.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

VOTE BY PHONE, INTERNET, MAIL OR IN PERSON AT THE AGM

If you have a question you can contact Valiant Trust:

North America

1-866-313-1872

Voting Options

If you are a Registered Shareholder you can vote:

•

In person at the AGM

•

By proxy

•

By internet

Instructions are included on the enclosed proxy form.

If you are a Beneficial Shareholder (a Non-Registered Shareholder) you can vote:

•

By voting instructions

•

By telephone

•

By internet

Instructions are included on the enclosed voting instruction form (“VIF”).  NOBOs should carefully follow the instructions on the VIF, including those regarding when and where to complete VIFs that are to be returned to our agent, Broadridge Financial Solutions, Inc. (“Broadridge”).  OBOs should follow the instructions of their intermediaries.

Many of our Shareholders are Beneficial Shareholders because their Common Shares are not registered in their names.   A person is not a Registered Shareholder if their Common Shares are registered either: (a) in the name of an intermediary such as a bank, trust company, securities dealer or broker and trustee or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to us (called OBOs for Objecting Beneficial Owners) and those who do not object to us knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

We take advantage of certain provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result NOBOs can expect to receive a scannable VIF together with the meeting materials from our agent, Broadridge. These VIFs are to be completed and returned to Broadridge in accordance with the instructions.  Broadridge is required to follow the voting instructions properly received from NOBOs.  Broadridge will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions to our transfer agent, Valiant, with respect to the Common Shares represented by the VIFs they receive.

In accordance with the requirements of NI 54-101, we have distributed copies of the meeting materials to the intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the meeting materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, intermediaries will use service companies to forward the meeting materials to OBOs.  With those meeting materials, intermediaries or their service companies should provide OBOs with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs to direct the voting of the Common Shares that they beneficially own.

Voting in Person

Registered shareholder – If you plan to attend the Meeting and vote in person you DO NOT need to complete and return the proxy form.  Your vote will be taken and counted at the meeting.  A representative of Valiant will register you when you arrive at the Meeting.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

VOTE BY PHONE, INTERNET, MAIL OR IN PERSON AT THE AGM

Voting in Person

Beneficial shareholder – if you plan to attend the Meeting, follow the instructions on the VIF provided by Broadridge.  A NOBO must request a form of legal proxy that will grant the NOBO the right to attend the Meeting and vote in person.  DO NOT complete the voting instructions on the VIF as your vote will be taken at the meeting.  When you arrive at the Meeting ensure that you register with the Valiant representative.

OBOs wishing to vote at the Meeting in person must follow the procedure in the request for voting instructions provided by or on behalf of the intermediary and request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.  OBOs should carefully follow the instructions of their intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Voting by Proxy

Even if you do not attend in person at the Meeting, you as Registered Shareholder can appoint someone to attend and vote your shares as your proxy holder.

The persons named in the accompanying form of proxy are officers of the Company and management’s designee.  You as a Registered Shareholder have the right to designate another person (who need not be a Shareholder) to attend and vote for you at the Meeting.  You may exercise this right by either striking out the printed names and inserting in the blank space provided in the enclosed form of proxy the person’s name which you wish to designate or by completing another proper form of proxy.

Complete the proxy form to appoint your proxy holder.  The named persons on the proxy form will vote on your behalf at the Meeting.  If you appoint a proxy holder, other than the named persons, that proxy holder must attend and vote at the Meeting for your vote to be counted.  To ensure your vote is counted return your completed proxy form or by mail so that it is received by 3:00 p.m. (Vancouver time) May 5, 2009, or if the Meeting is adjourned, 48 hours in advance (excluding weekends and holidays) before the time set for the Meeting to resume.  If you have sent in your proxy form you MAY NOT vote in person at the Meeting unless you have revoked your voting instructions.

A proxy will not be valid unless signed by the Registered Shareholder or by the Registered Shareholders’ attorney duly authorized in writing.  If you are the representative of a Registered Shareholder that is a corporation or association, the form of proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing.  If the form of proxy is executed by an attorney for an individual Registered Shareholder or by an officer or attorney of a Registered Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the form of proxy.

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with your instruction as a Registered Shareholder.  On the proxy form you can specify how you want your proxy holder to vote your shares, or you can allow the proxy holder to decide for you.  If you, as a Registered Shareholder, specify a choice on the enclosed form of proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the proxy you deposit.

If you appoint Paul N. Wright, Earl W. Price, or Dawn L. Moss, the officers set out in the enclosed proxy form (and management designees) and do not specify how you want your shares voted, your shares will be voted as follows:

•

Election of Directors

FOR

•

Appointment of Auditors

FOR

•

Remuneration of Auditors

FOR

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

VOTE BY PHONE, INTERNET, MAIL OR IN PERSON AT THE AGM

Voting by Proxy

•

Proposed amendments to the Employee Plan

FOR
and the Officers and Directors Plan

•

Confirmation of the repeal of former By-Law

FOR

No. 1 and the adoption of new By-Law No. 1

•

Amendments to the Company’s Articles

FOR

The enclosed form of proxy, when properly signed, confers discretionary authority upon the persons named as your proxy in the form with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting.  As of the date hereof, Management is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management designees if named as your proxy in the form intend to vote in accordance with the judgment of Management.

Revoking your Proxy

In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as Registered Shareholder or by your attorney duly authorized in writing.  If you are a representative of a Registered Shareholder that is a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  To be effective the revocation instrument must be deposited with the Company’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Attention: Josh Lewis, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

Only Registered Shareholders have the right to revoke a proxy.  NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Broadridge to arrange to change their vote.  OBOs who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The financial statements of the Company are presented to the shareholders annually and our independent auditors PricewaterhouseCoopers will be available at the AGM to answer any questions.

ELECTION OF DIRECTORS

Directors are elected each year at the AGM.  Each of the nominee directors is well qualified to serve on the Board and the size of the Board and the mixture of skills is appropriate to allow for diversity and to staff the Committees.

APPOINTMENT OF AUDITORS

The Independent Auditors review the financial statements and report to the Audit Committee.  Independent Auditor fees are pre-approved by the Audit Committee.  Fees for non-audit services in 2008 were $161,132 of total fees.

REMUNERATION OF AUDITORS We are also asking that the directors be authorized to fix the remuneration of our directors.

PROPOSED AMENDMENTS TO STOCK OPTION PLAN

We are proposing amendments to our Stock Option Plans. We have taken steps to confirm that our Stock Option Plans adhere to good governance standards and have undertaken an independent study to ensure that our Plan levels are within acceptable ranges as compared to our peer group companies.

CONFIRMATION OF THE REPEAL OF FORMER BY-LAW NO. 1 AND ADOPTION OF NEW BY-LAW NO. 1

The repeal of former By-law No. 1 and the adoption of new By-Law No. 1 in accordance with Canada Business Corporations Act to incorporate updates reflecting current corporate practice and other administrative, housekeeping and drafting changes.

AMENDMENTS TO THE COMPANY’S ARTICLES AND BY-LAWS We are proposing amendments to Eldorado’s Articles to permit shareholder meetings to be held outside of Canada.
MANAGEMENT RECOMMENDATION We recommend that you vote FOR all the matters of business being brought to the AGM.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

KEY SECTIONS

FINANCIAL STATEMENTS

13

ELECTION OF DIRECTORS

13

APPOINTMENT OF AUDITORS

14

REMUNERATION OF THE AUDITORS

14

PROPOSED AMENDMENTS TO STOCK OPTION PLANS

                                  14

CONFIRMATION OF THE REPEAL OF FORMER BY-LAW NO. 1

AND THE ADOPTION OF NEW BY-LAW NO. 1

20

AMENDMENT TO THE COMPANY’S ARTICLES

22

FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2008 and the auditors’ report on those financial statements are included in our annual report which, together with this Circular, is being mailed, subject to applicable law, to all Shareholders.

ELECTION OF DIRECTORS

According to our Articles and By-Laws we must elect between 3 and 20 directors annually at the AGM to serve for one year or until a successor is elected or appointed.  By resolution of the Board nine nominees will be presented for election at the AGM.

In 2007, the Board adopted a majority voting policy stipulating that if a nominee director receives less than a majority vote of the shares voted and withheld at the Meeting the director will submit his or her resignation promptly after the Meeting.  Any such resignation will be presented for consideration of the CGNC and the CGNC’s recommendation to the Board.  The nominee does not participate in the resignation deliberations.  The policy does not apply in circumstances involving contested director elections.

The CGNC is responsible for the identification and recommendation of nominee directors to the board.  The size and composition of the board is reviewed annually and according to the currently elected Board the nominee directors are well qualified to act as directors.  This year the CGNC and the Board and recommending the addition of a new director, Jonathan Rubenstein to the Board.

Each nominee director has expressed his eligibility to serve as a director if elected.  The director nominees for 2009 are:

John S. Auston	K. Ross Cory
Robert R. Gilmore	Geoffrey A. Handley
Wayne D. Lenton	Hugh C. Morris
Jonathan A. Rubenstein	Donald M. Shumka
Paul N. Wright

It is the recommendation of the Board and Management that you vote FOR these appointments.  The named officers in the enclosed proxy will vote FOR these nominees unless you indicate that your authority to vote these nominees on your behalf is withheld.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THE MEETING

APPOINTMENT OF AUDITORS

In accordance with the recommendation of the Audit Committee, the Board is recommending the appointment of PricewaterhouseCoopers LLP as external auditors for 2009.  PricewaterhouseCoopers LLP has served as our external auditors since 1992.

It is the recommendation of the Board that you vote FOR this appointment.  The named officers in the enclosed proxy will vote FOR this appointment unless you indicate that your authority to vote for PricewaterhouseCoopers LLP is withheld.

PricewaterhouseCoopers LLP, the Company’s auditor for 2008 will be introduced at the Meeting and will be available to answer appropriate questions or make comments pertinent to the audited financial statements for 2008 and the auditors report.

REMUNERATION OF THE AUDITORS

The Board recommends that the directors be authorized to fix the remuneration to be paid to the auditors.

It is the recommendation of the Board that you vote FOR this resolution.  The named officers in the enclosed proxy will vote FOR this resolution unless you indicate that your vote is AGAINST the resolution.

PROPOSED AMENDMENTS TO STOCK OPTION PLANS

According to our Incentive Stock Option Plan for Employees, Consultants and Advisors and our Incentive Stock Option Plan for Officers & Directors, our Shareholders are required to approve certain amendments to our Plans.

The TSX and the NYSE Amex also requires the Company to obtain shareholder approval to make certain amendments to the Plans and to reserve additional Common Shares for the Plan beyond the number previously authorized by our Shareholders on May 1, 2008.

What is the purpose of the Plans

The purpose of the Plans is to help us to attract, retain and motivate directors, officers, employees, consultants and advisors and to ally their interests with the interests of our Shareholders by providing them with the opportunity, through options, to acquire our Common Shares.

Why we are recommending amendments to the Plans

The Board believes that the proposed amendments to the Plans are necessary and in the best interests of the Company and its shareholders in order for the Company to continue to attract and retain capable and experienced directors, officers, employees and other service providers.  In order to attract and retain such personnel and to align their interests with those of our Shareholders, the Company needs to be in a position to offer Options to acquire Common Shares without the necessity of obtaining Shareholder approval for each increase in the number of Options issued.

What are the recommended amendments to the Plans

Management is recommending that amendments be made to the Plans to:

(a)

increase the share reserve of the Plans to allow us to continue offering stock options as an element of our total compensation package;

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

PROPOSED AMENDMENTS TO STOCK OPTION PLANS

(b)

reduce the maximum term of an option set under the Plan from 10 years to 5 years; and

(b)

make a number of administrative, drafting and housekeeping changes.

The Plans currently provides for an aggregate fixed maximum of 31,008,468 Common Shares, which may be issued under the Plans.  Although the fixed number of Common Shares reserved for each Plan may be increased pursuant to a reload provision, the reload provisions are subject to an overall cap.

The proposed amendments to the Plans would replace the fixed maximum and overall cap restriction with a fixed percentage restriction, such that the maximum aggregate number of Common Shares issuable pursuant to options granted under the Employee Plan and outstanding from time to time may not exceed that number which represents 5% of the issued and outstanding Common Shares from time to time and the  maximum aggregate number of shares issuable pursuant to options granted under the Officers & Directors Plan and outstanding from time to time may not exceed that number which represents 4% of the issued and outstanding Common Shares from time to time. The Plans would continue to permit reloading of Common Shares in circumstances where options have been exercised.  The proposed amendment will result in the Plans becoming a rolling plan. Certain other restrictions in the Plans will,  however, continue to apply.

The key amendments to the Plans are as follows:

•

expand on the purpose of the Officers & Directors Plan to expressly state the  desire to use the Plan to align the personal interests of  the directors and officers with those of our Shareholders;

•

add an interpretation of the term “person” in the Plans;

•

add a definition of “Consultant” under the Employee Plan;

•

redefine “Exchange” as the TSX or if the Commons Shares are no longer listed on the TSX, such other principal exchange upon which the Common Shares are listed;

•

make changes to the administration of the Plans, including adding a provision to the Employee Plan expressly providing for the delegation of powers to the Compensation Committee;

•

change the restriction in section 4.3 of the Plans to increase the number of Common  Shares that may be reserved for issuance to all non-executive directors from one-half  of one percent to three-quarters of one percent;

•

change the maximum number of Common Shares issuable under the Plan from a fixed number, currently 17,226,927 in the case of the Employee Plan and 13,781,541 in the case of the Officers & Directors Plan, to a variable amount equal to 5%, in the case of the Employee Plan, and 4% in the case of the Officer & Director Plan, of the issued and outstanding Common Shares in the capital of the Company and remove the overall cap in section 4.4(c) of each Plan;

•

make the 9% restrictions in sections 4.4(a) and (b) of each Plan applicable solely to insiders, consistent with TSX requirements;

•

reduce the maximum option term from 10 years to 5 years;

•

reduce the time period for exercise  of  options upon termination  of eligible persons under the Employee Plan for any reason, other than death or cause, to 30 days;

 •

add a new provision (section 10.8) which permits the Board to make appropriate provisions in the face of a take-over bid or business combination that permits the  exercise of options  conditional upon the take-up under the bid or completion of the combination;

•

reduce the specific circumstances where the Board is permitted to make amendments to the Plans by removing section 13.2(a) which permits amendments to change the vesting provisions in the Plans without shareholder approval;

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

PROPOSED AMENDMENTS TO STOCK OPTION PLANS

•

permit the Board to suspend or terminate the Plan at any time; and

•

make other amendments of a housekeeping nature, including correcting or clarifying ambiguities or inconsistent provisions and adding additional clarifications.

The current versions of the Plans are summarized herein under the heading “Incentive Stock Option Plans”.  A copy of the amended and restated Plans are attached as Schedule B to this Circular.

Who approves the amendments

The amendments to the Plans are subject to receipt of all necessary regulatory approvals.   The TSX and the NYSE AMEX do not require that the amendments be approved by a majority of disinterested Shareholders.  In order to comply with the stock option plan requirements of the TSX and the NYSE AMEX the increase in the number of Common Shares reserved for issuance under the Plans must be approved by an ordinary resolution of the Shareholders.

What is the proposed amendment resolution

“BE IT RESOLVED THAT:

1.

The Eldorado Gold Corporation (the “Company”) Incentive Stock Option Plan, Officers & Directors, as amended and restated as of May 1, 2008 (the “Officers & Directors Plan”), be amended to replace Section 4 thereof, which sets out the maximum number of Common Shares of the Company that may be issued thereunder,  with Section 4 of the amended and restated Officers & Directors Plan set out in Schedule B of the Company’s management proxy circular dated April 3, 2009 (the “Circular”), which sets the maximum number of Common Shares issuable thereunder as that number which represents 4% of the issued and outstanding Common Shares of the Company, from time to time.

2.

The amended and restated Officers & Directors Plan as discussed in the  Circular and set out in Schedule B to the Circular be and is hereby approved with an effective date of May 7, 2009.

3.

The Company’s Incentive Stock Option Plan, Employees, Consultants & Advisors,  as amended and restated as of May 1, 2008 (the “Employee Plan”), be amended to replace Section 4 thereof, which sets out the maximum number of Common Shares of the Company that may be issued thereunder,  with Section 4 of the amended and restated Employee Plan set out in Schedule B of the Circular, which sets the maximum number of Common Shares issuable thereunder as the number which represents 5% of the issued and outstanding Common Shares of the Company, from time to time.

6.

The amended and restated Employee Plan as described in the Circular and as set out in Schedule B to the Circular be and is hereby approved with an effective date of May 7, 2009.

7.

Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all  acts and things, as such person may determine to be necessary or advisable to  give full effect to or carry out the forgoing resolution.”

What is the recommendation of the Board and Management

It is the recommendation of Management and the Board that Shareholders vote FOR the ordinary resolution approving the Plans as amended and restated and attached as Schedule B to this Circular, and specifically to approve the replacement of the fixed maximum restriction to a fixed percentage restriction.

Unless instructed otherwise, the named officers in the enclosed proxy will vote FOR the ordinary resolutions to amend the Plans.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

PROPOSED AMENDMENTS TO STOCK OPTION PLANS

INCENTIVE STOCK OPTION PLANS

In addition to the Officers & Directors Plan, we established an incentive stock option plan (the “Employee Plan”) for our employees, consultants and advisors.  The Employee Plan provides that, the Board of Directors may from time to time grant options to acquire Common Shares to any person who is an employee, consultant or advisor of us or our affiliates or a director or officer of our affiliates.

Options under the Plans are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death, and subject to Board approval to holding companies and registered plans.  Each option entitles the holder to purchase one Common Share, subject to certain adjustments.  The exercise price for options granted under the Plans will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value.  Market value is defined under the Plans as the closing price of the Common Shares on the TSX (as the principal exchange on which our Common Shares trade) on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto.  The term of the options granted is determined by the Board of Directors, but may not exceed ten years.  The Plan permits options that would otherwise expire during, or within ten business days after, a trading black-out period imposed by the Company to be exercised within a limited number of days after the trading black-out is lifted by the Company.  Typically options are granted in five year terms.  We are proposing to reduce the maximum term set out in the Plans to five years.

Pursuant to the terms of the Plans, additional terms and conditions may be imposed by the Board of Directors on options granted under the Plans.  The Board generally imposes vesting restrictions on options granted under the Plans.  The Plans provide for accelerated vesting on a change of control.  The Plans do not provide for the Company to financially assist any optionee in connection with the exercise of options.

As of February 28, 2009, 11,812,219  options (5,534,885 for the Employee Plan and 6,277,334 for the Officers & Directors Plan) to purchase 11,812,219  Common Shares (representing 3.2% of the issued and outstanding Common Shares) have been granted to eligible persons under the Plans  and a total of 1,537,742 (399,701 for the Employee Plan and 1,138,041 for the Officers & Directors Plan) options to purchase 1,537,742 Common Shares (representing 0.3 % of the issued and outstanding Common Shares) remain available to grant under the Plans.

As of February 28, 2009, 20,619,004 Common Shares have been issued pursuant to the exercise of 20,619,004 options granted under the Plans or  predecessor stock option plans (representing 5.6% of the issued and outstanding Common Shares).  Of the 20,619,004 Common Shares issued, 5,622,142 were issued under predecessor stock option plans prior to March 31, 2003.

Options that have expired or were exercised, cancelled or otherwise terminated are available for subsequent grants under the Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2008 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2008 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2008 (c)
Equity compensation plans approved by securityholders	13,438,914	CDN$5.71	1,800,742
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	13,438,914	CDN$$5.71	1,800,742

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

PROPOSED AMENDMENTS TO STOCK OPTION PLANS

The Plans permit the granting of options to eligible participants to purchase up to a fixed maximum of 31,008,468 Common Shares (17,226,927 for the Employee Plan and 13,781,541 for the Officers & Directors Plan).   Subject to the overall cap set out below the Plans permit reloading of Common Shares in circumstances where options have been exercised.  In March 2007, an additional 2,960,497 Common Shares (1,868,997 for the Employee Plan and 1,091,500 under the Officers & Directors Plan) were reserved for issuance under the Plans pursuant to the reload provision and in March 2009, an additional 3,000,000 Common Shares were reserved for issuance under the Employee Plan pursuant to the reload provision.

The Employee Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the Employee Plan to eligible persons thereunder, together with the number of Common Shares issued and issuable to such persons under any other previously established or proposed share compensation arrangements may not exceed 5% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.  The Officers & Directors Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the Officers & Directors Plan to eligible persons thereunder, together with the number of Common Shares issued and issuable to such persons under any other previously established or proposed share compensation arrangements, may not exceed 4% of the Common Shares outstanding on a non-diluted basis at the grant of the options.

We are proposing to replace the fixed maximum and overall cap provisions in each Plan with a fixed maximum percentage provision. (See “Proposed Amendments to Stock Option Plans”)

Each Plan provides that the maximum number of Common Shares issuable to eligible persons thereunder pursuant to options granted under the Plan, when taken together with the number of Common Shares issuable to such eligible persons under our other previously established or proposed share compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares on a non-diluted basis and within any one year, the maximum number of Common issued to eligible persons under the Plans, when taken together with the number of Common Shares issued to such eligible persons under our other previously established or proposed share compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares.  We proposed to amend these provisions to make them applicable solely to insiders under the Plan, consistent with TSX requirements.

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the Officers & Directors Plan may not exceed one percent (1%) of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options.  The Employee Plan prohibits the granting of options to any single individual to purchase in excess of one-half of one percent (0.5%) of the then outstanding Common Shares. The total number of Common Shares that may be reserved for issuance to non-executive directors under both Plans is limited to one-half of one percent (0.5%) of the issued Common Shares on the date of grant. We are proposing to increase this limit to three-quarters of one percent (0.75%).   Value of option grants to non-executive directors is restricted to a maximum of $100,000 per year per director.

Unless otherwise determined by the Board in accordance with the terms of the Plan, if the holder of an option ceases to be an eligible person under a Plan

(a)

for any reason other than death or cause, the holder has up to 365 days to exercise any vested options;

(b)

due to death, the holder’s estate has 365 days to exercise vested options;

provided that no option may be exercised following the expiration of the applicable exercise period.  In the case of termination for cause, all options terminate immediately upon termination.  We are proposing to amend these provisions to reduce the period of exercise, permitted under the Employee Plan, upon termination for any reason, other than death or cause, to 30 days.

In the event that:

(a)

we amalgamate, consolidate with or merge with or into another body corporate, holders of options under the Officers & Directors Plan will, upon exercise thereafter of such option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

PROPOSED AMENDMENTS TO STOCK OPTION PLANS

option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

 (b)

the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised options, granted under the Plans shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; and

(c)

an offer to purchase all of the Common Shares is made by a third party, the Board may, in its discretion, require the acceleration of the time for the exercise of the options granted under the Plans and of the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may, subject to approval of securities regulators, the TSX and/or NYSE Amex, from time to time, amend, suspend or terminate the Plans in whole or in part.  The Plans may not be amended without obtaining Shareholder approval.  However the Plans may be amended without shareholder approval in the following specific circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provisions of the options or Plan which does not extend beyond the original expiry date;

(c)

to add cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares;

(d)

to add a deferred or restricted share unit or any other provision which results in an eligible participant receiving securities while no cash consideration is received by the Company; and

(e)

other amendments of a housekeeping nature, such as correcting or rectifying ambiguities or errors or to comply with the law or regulatory requirements.

We are proposing to remove paragraph (a) and require that shareholder approval be obtained for amendments that change the vesting provisions in the Plan.

We are also proposing to permit the Board to suspend or terminate the Plan at any time.

In particular, shareholder approval is required for amendments that involve:

(a)

amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum, increase to a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage (an increase does not include reloading after exercise provided that the fixed maximum  or percentage is not increased);

(b)

the addition of any form of financial assistance;

(c)

any amendment to the financial assistance provision which is more favourable to participants;

(d)

in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

Subject to certain limited exceptions, shareholder approval is required under NYSE Amex rules for any “material amendment” to a stock option plan pursuant to which options may be acquired by officers, directors, employees or consultants of an Amex listed company.  A “material amendment” includes, but is not limited to the following:

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

PROPOSED AMENDMENTS TO STOCK OPTION PLANS

(a)

any material increase in the number of shares to be issued under the plan (other than to reflect a reorganization, stock split, merger, spin-off or similar transaction);

(b)

any material increase in benefits to participants, including any material change to:

 (i)

permit a repricing (or decrease in exercise price);

(ii)

reduce the price at which shares or options to purchase shares may be offered; or

(iii)

extend the duration of the plan;

(c)

any material expansion of the class of participants eligible to participate in the plan; and

(d)

any expansion in the types or options or awards provided under the plan.

In addition, the Plans and any outstanding options thereunder may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval of a distribution to the public of Common Shares, or to obtain or maintain a listing or quotation of our Common Shares.

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the holder of the option must consent to such action if it would materially and adversely affect the holder.  However, the exercise price of any outstanding option may not be reduced or the original exercise period extended unless Shareholder approval is obtained.  The Plans and the TSX also requires that disinterested shareholder approval be obtained in accordance with regulatory requirements if the exercise price of any outstanding option granted to an insider is reduced or the exercise period extended to the benefit of insiders.

Unallocated options under the Plans must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the unallocated options under the Plans are not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.  As the unallocated options under the Plans were reconfirmed and the Plans approved by the Shareholders at the Shareholder’s meeting held on May 1, 2008, the unallocated options under the Plans are required to be reconfirmed by the Shareholders on or before May 1, 2011.  The approval of the proposed amendments to the Plans does not affect the requirement to reconfirm the unallocated options under the Plans on or before May 1, 2011.  If the proposed amendments are not approved, the Plans will continue in its current form and unallocated options may be granted until May 1, 2011, at which time they will need to be reconfirmed as required by the Plans.

As noted above, the Plans were amended and restated as of May 1, 2008 and the amendments were approved by the Shareholders at the annual meeting of Shareholders held on May 1, 2008.  For a overview of the amendments made to the Plan, please see the Company’s information circular dated March 27, 2008 available on SEDAR under our Company’s name.

A copy of the Plans may be obtained by any Shareholder by request in writing to our Corporate Secretary at #1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

CONFIRMATION OF THE REPEAL OF FORMER BY-LAW  NO. 1 AND ADOPTION OF NEW BY-LAW NO.1

CONFIRMATION OF THE REPEAL OF FORMER BY-LAW NO. 1 AND THE ADOPTION OF NEW BY-LAW NO.1

We are governed by the CBCA.  Section 103(1) of the CBCA provides that, unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors of a corporation may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation.  Under the CBCA, the directors are required to submit a new by-law, or the amendment or repeal of an existing by-law, to the next meeting of the

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

CONFIRMATION OF THE REPEAL OF FORMER BY-LAW  NO. 1 AND ADOPTION OF NEW BY-LAW NO.1

shareholders of the corporation following the directors resolution adopting, making, amending or repealing such by-law.

By-Law No. 1 of the Company (“Former By-Law No. 1”), approved at our annual meeting in 2002, has been repealed and replaced in its entirety with new By-Law No. 1 (“New By-Law No. 1”) in the form attached hereto as Schedule C to the Circular.  As with Former By-Law No. 1, New By-Law No. 1 regulates the business and affairs of the Company.

New By-Law No.1 is shorter than the Former By-Law No. 1.  A number of unnecessary detailed requirements have been removed.  The New By-Law No. 1 incorporates updates reflecting current corporate practice and other administrative, housekeeping and drafting changes.

The most significant changes in New By-Law No.1 are described below.  Shareholders are urged to read New By-Law No. 1 in its entirety.

The Board is submitting the repeal of Former By-Law No. 1 and the adoption of New By-Law No. 1 for approval of the Shareholders.  The repeal of Former By-Law No. 1 and the adoption of New By-Law No. 1 is effective until it is confirmed, confirmed as amended or rejected by the Shareholders, by ordinary resolution, and if confirmed or confirmed as amended, New By-Law No. 1 will continue in effect in the form in which it was so confirmed.  If the confirmation of the repeal of Former By-Law No. 1 and the adoption of New By-Law No. 1 are rejected by the Shareholders, the repeal of Former By-Law No. 1 and adoption of New By-Law No. 1 by the Board are no longer effective and Former By-Law No. 1 becomes effective again.

New By-Law No. 1 sets out procedures and/or requirements relating to, among other matters, the execution of instruments, borrowing powers, meetings of directors and shareholders, the protection of directors, officers and others, security certificates and the delivery of notices.  New By-Law No. 1 does not make any significant changes to the notice requirements for Shareholder meetings, the borrowing powers of the Board or the liability, indemnity and insurance provisions contained in Former By-Law No. 1.

The following are the key changes from Former By-Law No. 1:

•

the quorum for a Shareholder meeting is increased to two voting persons present and authorized to cast in the aggregate not less than 25% of the total votes attaching to all shares carrying the right to vote, up from 5%;

•

the provision relating to the notice of directors meetings has been changed to allow the corporate secretary and any one director to call a directors meeting, whereas Former By-Law No. 1 listed the board, the president, chair, secretary or any two directors as the persons able to call a directors meeting; and

•

the removal of certain provisions relating to, among other things, election of directors, conflicts of interest, shareholder meetings, share issuance and dividends, which were duplicative of the CBCA requirements in relation to those matters.

New By-Law No. 1 is reproduced in full as Schedule “C” hereto.  Shareholders are urged to read Schedule “C” in its entirety.  The Board is recommending that the Shareholders vote in favour of the resolution to confirm New By-Law No. 1.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

CONFIRMATION OF THE REPEAL OF FORMER BY-LAW  NO. 1 AND ADOPTION OF NEW BY-LAW NO.1

Accordingly Shareholders are being asked to consider and vote upon an ordinary resolution confirming the repeal of Former By-Law No. 1 and the adoption of New By-Law No. 1 as follows:

“BE IT RESOLVED THAT

1.

The repeal of Former By-Law No. 1 of Eldorado Gold Corporation (the “Company”) and the adoption of New By-Law No. 1 attached as Schedule “C” to the information circular of the Company dated as of April 3, 2009 is hereby confirmed and approved.

2.

Any one or more director or officer of the Company is hereby authorized, for and on behalf of and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, including without limitation New By-Law No. 1, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to or carrying out the provisions of the above resolution, including without limitation, all necessary filings.”

(the “By-Law Resolution”)

Passage of the By-Law Resolution will require approval by a majority of the votes cast on the matter at the Meeting. It is the recommendation of Management and the Board that Shareholders vote FOR the ordinary resolution approving the By-Law Resolution.  Unless otherwise instructed the named officers in the enclosed proxy will vote “FOR” the By-Law Resolution.

AMENDMENTS TO THE COMPANY’S ARTICLES

The CBCA provides that meetings of Shareholders may be held outside of Canada if the place is specified in the articles or all the Shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.  The directors are proposing to amend the articles to permit shareholder meetings to be held outside Canada in any city or municipality in which the Company carries on business.

Pursuant to Section 173 of the CBCA, we may, by special resolution of our shareholders, add to the articles any provision that is permitted by the CBCA to be set out in the articles.  Shareholders are being asked to consider the Articles Amendment Resolution, as defined and set out below, approving amendments to our articles to permit shareholder meetings to be held outside Canada in any city or municipality in which the Company carries on business.  The Articles Amendment Resolution permits the Board to decide not to proceed with the amendment to the articles without obtaining further shareholder approval.

Following the Meeting, the Company currently anticipates that it will file restated articles for the Company, which will incorporate this amendment, for the purpose of streamlining the articles for future reference.

The Board of Directors is recommending that the shareholders vote in favour of the Articles Amendment Resolution.

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The articles of the Company be amended by the addition of the following to paragraph 7 of the Annex to Articles of Arrangement contained in Schedule A to the Plan of Arrangement attached to the Articles of Arrangement of the Company:

“(c) Meetings of shareholders of the Corporation may be held outside Canada in any city or municipality in which the Corporation carries on business.”

and the form of the articles of amendment as set out in Schedule D to the information circular dated April 3, 2009 be and is hereby approved.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

AMENDMENTS TO THE COMPANY’S ARTICLES

2.

Any one or more director or officer of the Company is hereby authorized, for and on behalf of and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or not, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, including without limitation articles of amendment and restated articles, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving full effect to or carrying out the provisions of the above resolution, including without limitation, all necessary filings.

3.

The Board of Directors of the Company may, in its sole discretion, without obtaining further shareholder approval, decide not to act on this resolution and not proceed with the amendment of the articles of the Company and accordingly revoke this resolution.”

(the “Articles Amendment Resolution”)

Passage of the Articles Amendment Resolution will require approval by two-thirds of the votes cast on the matter at the Meeting.  Unless otherwise instructed, the named officers in the enclosed form of Proxy will vote “FOR” the Article Amendment Resolution.

BOARD OF DIRECTORS

Board Mandate

Our Board of Directors are the Company’s custodians overseeing Management which is responsible for the day-to-day conduct of the business.  The Board acts on behalf of the Shareholders and its fundamental objective is the creation of shareholder value by protecting and enhancing the Company’s assets.

Our Board takes an active role in assessing and monitoring systems designed by Management to manage the risks of our business, establishing the organization’s attitude towards ethics, risk management, compliance with applicable laws and regulatory policies, community relations, environmental, safety and health practices and procedures, financial practices, disclosure and reporting.

Our Board works with Management to establish long-term goals and strategic planning processes and is responsible for approval and progress of the corporate strategy.

Terms of Reference – Board of Directors

The Terms of Reference for the Board of Directors are available on our Website or by contacting the Corporate Secretary.

2009 Nominees

The Board annually reviews its nominee slate of directors to determine that the mix of skills and diversity of views and experience important to Eldorado’s strategic direction and oversight is appropriately represented. This year the Board is recommending the addition of a new nominee, Jonathan Rubenstein, to the slate of directors.  The Board believes that the slate of nominee directors being recommended for election to the Board for the 2009-2010 term is well equipped to represent the interests of our Shareholders and has a mixture of experience in senior management, governance, compensation and boardroom activities appropriate to address the needs of the Company at this time.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

The nine directors seeking election in 2009 are:

John S. Auston

K. Ross Cory

Robert R. Gilmore

Geoffrey A. Handley

Wayne D. Lenton

Hugh C. Morris

Jonathan A. Rubenstein

Donald M. Shumka

Paul N. Wright

The following information is effective as of the Record Date.

2009 Nominee Biographies

Our director nominees have confirmed the following information and given their permission for it to be included in this Circular:

John S. Auston

 B.Sc. Honours Geology, McGill University; M.Sc Mineral Exploration, McGill University

Independent Director

Resident:

BC, Canada

Committee Participation:

Occupation:

Corporate Director

CGNC

Tenure:

April 2003

Compensation Committee

Shares Owned:

8,000

2008 Compensation:

CDN$57,000

Options:

200,000

Other Directorships:

Cameco Corporation

Mr. Auston was fist elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Auston also serves as a Corporate Director at Cameco Corporation.  Previously he was President & CEO of Ashton Mining of Canada Inc. from 1996 to 2000 and President & CEO of Granges Inc. from 1993 to 1995.  Mr. Auston has held various senior executive positions in the minerals arm of the British Petroleum Group in the United States, Australia and Canada.

K. Ross Cory

MBA, Finance and International Business, UBC; B.Sc. General Science, UBC

Independent Director

Resident:

BC, Canada

 Committee Participation:

Occupation:

Corporate Director

 CGNC, Chair

Tenure:

April 2003

Audit Committee

Shares Owned:

170,000

2008 Compensation:

CDN$56,500

Options:

200,000

Other Directorships:

Lumina Copper Corp.

Mr. Cory was first elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Cory also serves as a Corporate Director of Lumina Copper Corp.  Mr. Cory has served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.) since 1989.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

Robert R. Gilmore

BSBA Accounting, University of Denver; CPA, Colorado

Independent Director

Resident:

Colorado, USA

Committee Participation

Occupation:

Financial Consultant

Audit Committee, Chair

Tenure:

April 2003

Compensation Committee

Shares Owned:

35,500

2008 Compensation:

CDN$70,000

Options:

200,000

Other Directorships:

Global Med Technologies

Layne Christensen Corp.

Mr. Gilmore was first elected to the Board of Directors of Eldorado Gold Corporation on April 30, 2003.  Mr. Gilmore is a Financial Consultant.  From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002. Mr. Gilmore also serves as a Corporate Director for Global Med Technologies and Layne Christensen Corp.

Geoffrey A. Handley

B.Sc. Hons, James Cook University of North Queensland

Independent Director

Resident:

New South Wales, Australia

Committee Participation:

Occupation:

Corporate Director

Compensation Committee

Tenure:

August 2006

CGNC

Shares Owned:

10,000

2008 Compensation:

CDN$55,500

Options:

200,000

Other Directorships:

Endeavour Silver Corp.

PanAust Limited

Mr. Handley was first appointed to the Board of Directors of Eldorado Gold Corporation in August 2006. Mr. Handley was most recently Executive Vice President, Strategic Development with Placer Dome. He has 30 years of extensive experience in the mining resource industry and also serves as a Corporate Director for Endeavour Silver Corp. and PanAust Limited.

Wayne D. Lenton

BS Metallurgical Engineering, Montana School of Mines

Independent Director

Resident:

Arizona, USA

Committee Participation:

Occupation:

Independent Mining Consultant       Compensation Committee, Chair

Tenure:

June 1995

Shares Owned:

49,100

2008 Compensation:

CDN$55,000

Options:

200,000

Other Directorships:

Energold Drilling Ltd.

North American Tungsten Corporation Ltd.

Mr. Lenton was first elected to the Board of Directors of Eldorado Gold Corporation in June 1995.  Mr. Lenton is an Independent Mining Consultant and serves on the Board of Directors of Energold Drilling Ltd. and North American Tungsten Corp. Ltd.  From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO and Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation.

ELDORADO GOLD CORPORATION

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BOARD OF DIRECTORS

Hugh C. Morris

B.Sc. Mining Geology, University of the Witwatersand; PhD Mining Geology, University of the Witwatersand; Fellow of the Royal Society of Canada; Past President, Canadian Global Change Program; Past President, Geological Association of Canada

Non Executive Chairman of the Board

Independent Director

Resident:

BC, Canada

Committee Participation:

Occupation:

Independent Mining

CGNC

Consultant

Audit Committee

Tenure:

January 1995

Shares Owned:

130,000

2008 Compensation:

CDN$74,500

Options:

200,000

Other Directorships:

Pacific Institute for the Mathematical Sciences

Diamondex Resources Ltd.

Pacific Northern Gas

Triex Minerals Corporation

Dr. Morris was first elected to the Board of Directors of Eldorado Gold Corporation in January 1995.  Mr. Morris is an Independent Mining Consultant and Director of Companies with 54 years experience in the mineral industry.  He serves on the Boards of the Pacific Institute for the Mathematical Sciences, Diamondex Resources Ltd., Pacific Northern Gas Co. and Triex Minerals Corporation.  Prior to 1979, Dr. Morris was employed by Cominco Ltd. as Director of Exploration.  He joined the Geomex group of companies as President from 1979 to 1983.  Dr. Morris served as the Chief Executive Officer and Chairman of Imperial Metals Corporation from 1983 to 1993 and was the acting President & Chief Executive Officer of Eldorado Gold Corporation from November 1998 to March 1999.

Jonathan A. Rubenstein

BA Oakland University, LLB UBC

Nominee – Independent Director

Resident:

BC, Canada

Occupation:

Corporate Director

Tenure:

N/A

Shares Owned:

Nil

2007 Compensation;

N/A

Options:

Nil

Other Directorships:

MAG Silver Corp.

Detour Gold Corporation

Troon Ventues Ltd.

Mr. Rubenstein is being nominated for a first term to the Board.  Mr. Rubenstein was one of the founders of Canico Resources Corp., where he served as a Director and as Vice President & Corporate Secretary from 2002 to 2005 as the company acquired, explored and developed its Onca Puma nickel deposit in Brazil. As Vice President, Corporate Affairs for Sutton Resources from 1995 to 1999 he played a key role in negotiating the $525 million takeover of that company by Barrick Gold Corporation.  Mr. Rubenstein was a founder and director of Cumberland Resources Ltd. and served on its Special Committee in respect of the takeover by Agnico-Eagle Mines Ltd. and was a director of Aurelian Resources Inc. and served on its Special Committee in respect of the 2008 $1.2 billion by Kinross Gold Corporation.  Mr. Rubenstein retired from his legal practice in 1993 and since that time has been a mining executive and corporate director.

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BOARD OF DIRECTORS

Donald M. Shumka

MBA, Harvard University; BA, UBC

Independent Director

Resident:

BC, Canada

Committee Participation:

Occupation:

President & Managing

Audit Committee

Director, Walden

Management Limited

Tenure:

May 2005

Shares Owned:

50,000

2008 Compensation;

CDN$52,500

Options:

200,000

Other Directorships:

Paladin Energy Ltd.

Lumina Copper Corp.

Mr. Shumka was first appointed to the Eldorado Board of Directors effective May 3, 2005.  Mr. Shumka is and has been since 2004, the President and Managing Director of Walden Management Ltd. a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. From 1993 to 2004, he was Managing Director, Raymond James Ltd.  He has extensive financial and management experience - 15 years in investment banking with Raymond James and CIBC World Markets, Canadian investment firms and 25 years in the forest industry where he was for a decade the Vice President Finance and Chief Financial Officer of West Fraser Timber Co. Ltd.

Paul N. Wright

B.Sc. Mining Engineering, Newcastle University; Member of Canadian Institute of Mining & Metallurgy; Chartered Engineer (UK).

Not Independent

Resident:

BC, Canada

Occupation:

President & Chief Executive Officer of Eldorado

Tenure:

March 1999

Shares Owned:

125,000

2008 Compensation

For Mr. Wright’s 2007 compensation see “Statement of Executive Compensation”

Other Directorships:

Mr. Wright is not a director of any other company

Mr. Wright was first elected to the Board of Directors of Eldorado Gold Corporation in 1999.  Mr. Wright has served as the President & CEO of Eldorado Gold Corporation since March 1999.  Prior to his appointment as President & CEO Mr. Wright was the President & Chief Operating Officer of the Company, the Senior Vice President Operations and the Vice President Mining.

Director Independence

The independence status of each individual director is reviewed annually by the Board.  In that regard, the Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation, which in the view of the Board could reasonably be perceived to materially interfere with the exercise of the director’s independent judgment.  All nominee directors, except Mr. Wright, a member of management, are considered by the Board to be independent as defined under NI 58-101.

In Camera Sessions of the Board

The Board and the Audit Committee meet without Management during regularly scheduled meetings.  In addition, the CGNC and the Compensation Committee meet without Management at times and locations they decide as necessary.   In 2008 the Board met 8 times without Management and the Audit Committee met 6 times without Management.

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BOARD OF DIRECTORS

Meeting Attendance

In 2008 our directors attended 99% of board and committee meetings and seven out of eight directors attended the 2008 AGM.

2008 Board and Committee Meeting Attendance

Director	Board Meeting	Audit Comm. Meeting	Compensation Comm. Meeting	CGNC Meeting
John Auston	11 of 11	N/A	5 of 5	2 of 2
Ross Cory	11 of 11	6 of 6	N/A	2 of 2
Robert Gilmore	11 of 11	6 of 6	5 of 5	N/A
Geoffrey Handley	10 of 11	N/A	5 of 5	2 of 2
Wayne Lenton	11 of 11	N/A	5 of 5	N/A
Hugh Morris	11 of 11	6 of 6	N/A	2 of 2
Donald Shumka	11 of 11	6 of 6	N/A	N/A
Paul Wright	11 of 11	N/A	N/A	N/A

(1)

Audit Committee:

Robert Gilmore, Chair

Ross Cory

Hugh Morris

Donald Shumka

(2)

Compensation Committee:

Wayne Lenton, Chair

John Auston

Robert Gilmore

Geoffrey Handley

(3)

Corporate Governance &

Ross Cory, Chair

John Auston

Nominating Committee:

Geoffrey Handley

Hugh Morris

(4)

Pursuant to the Terms of Reference of the Board of Directors, members of the Board who are conversant in the technical aspects of reserve and resource calculations meet regarding the preparation and calculation procedure of the reserve and resource calculation and the credentials of the qualified person responsible for the preparation of the reserve and resource statement and report their findings back to the Board.  Mr. Handley, Mr. Morris and Mr. Auston met with Management 2 times in 2008.

(5)

Annually the Company holds presentations of its exploration, development and operational activities throughout the year.  Senior Management from the Company’s international subsidiaries is invited to attend together with the Directors.  In 2008 the presentations were held over two days.  Seven independent directors attended both sessions.  One director was unable to attend due to illness.

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BOARD OF DIRECTORS

Directors Share Ownership

Our Board believes it is important that Directors align their commitment to the Company with that of the Shareholders.  Directors are required to own or control shares equivalent to two times the annual director retainer to be purchased by the third anniversary in which a Director serves on the Board.  For details of the nominee director share ownership see Nominee Directors p. 16-19 of this Circular.

Director Compensation

During the financial year ended December 31, 2008, a total of $421,000 was paid in cash to the non-executive directors and each Independent Director received 100,000 stock options.

Our Independent Directors are paid for their services as directors through a combination of retainer, meeting attendance fees and stock options.  Retainers and fees are paid quarterly in arrears.  The table below details the 2008 retainer and fee structure.

CDN$
Annual Board Retainer	24,000
Annual Board Chair Retainer	40,000
Annual Audit Committee Chair Retainer	10,000
Annual Compensation Committee Chair Retainer	4,000
Annual CGNC Chair Retainer	4,000
Board and Committee Meeting Fee (per meeting)	1,500

Independent Directors are reimbursed for incidental expenses resulting from service to the Board and a travel allowance of CDN$750 per day if their travel to meetings is from outside of British Columbia.

As of December 31, 2008 the Independent Directors hold the following unexercised stock options:

Unexercised and In-the-Money Stock Options
	Unexercised Options at December 31, 2008 (unless otherwise noted options are fully vested)	Value of Unexercised in-the-Money Options at December 31, 2008 CDN (1)
John Auston	100,000 @ $7.12 expiry March 21, 2012 66,666 vested; 100,000 @ $6.44 expiry January 13, 2013 33,333 vested	$253,000 $321,000
Ross Cory	100,000 @ $3.70 expiry January 29, 2009 100,000 @ $7.12 expiry March 21, 2012 66,666 vested 100,000 @ $6.44 expiry January 13, 2013 33,333 vested	$595,000 $253,000 $321,000

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	Unexercised Options at December 31, 2008 (unless otherwise noted options are fully vested)	Value of Unexercised in-the-Money Options at December 31, 2008 CDN (1)
Robert Gilmore	100,000 @ $7.12 expiry March 21, 2012 66,666 vested. 100,000 @ $6.44 expiry January 13, 2013 33,333 vested	$253,000 $321,000
Geoffrey Handley	95,000 @ $5.35 expiry September 7, 2011 100,000 @ $7.12 expiry March 21, 2012 66,666 vested 100,000 @ $6.44 expiry January 13, 2013 33,333 vested	$430,000 $253,000 $321,000
Wayne Lenton	100,000 @ $3.70 expiry January 29, 2009 100,000 @ $7.12 expiry March 21, 2012 66,666 vested 100,000 @ $6.44 expiry January 13, 2013 33,333 vested	$595,000 $253,000 $321,000
Hugh Morris	100,000 @ $3.70 expiry January 29, 2009 100,000 @ $7.12 expiry March 21, 2012 66,666 vested 100,000 @ $6.44 expiry January 13, 2013 33,333 vested	$595,000 $253,000 $321,000
Donald Shumka	100,000 @ $3.00 expiry May 1, 2010 100,000 @ $7.12 expiry March 21, 2012 66,666 vested 100,000 @ $6.44 expiry January 13, 2013 33,333 vested	$665,000 $253,000 $321,000

(1)

Based on market value of CDN$9.65 the closing price per common share on the TSX as of December 31, 2008.

Directors Liability Insurance and Indemnification

Canada Business Corporations Act (“CBCA”) and our By-Laws provide for the indemnification of each director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which he or she is involved because of his or her association with the Company, subject to the limitations of the CBCA.

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BOARD OF DIRECTORS

In addition, the Company has a policy of insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on July 1, 2009, is US$ 40 million in the aggregate, inclusive of defense costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of US$0.5 million for each loss for securities claims and non-securities claims. The total premium charged to the Company in respect of coverage for 2008 was US$381,600 no part of which is or was payable by the directors or officers of the Company.

Each Director and officer enters into an individual indemnity agreement with the Company.  Under this agreement, the Company agrees to indemnify and save harmless the director or executive officer from and against any cost and all costs, charges and expenses incurred by the director or executive officer in respect of any civil, criminal, administrative, investigative or other proceeding in which the director or executive officer is involved by reason of being or having been a director or executive officer of the Company, provided certain conditions are met.

Loans to Directors

We do not make, or have outstanding, loans to our Directors.

Director Orientation and Continuing Education

The Board oversees a formal process for the orientation of new Directors that addresses our exploration, development and operation activities, the role of the board, its committees and its directors.   Management provides monthly management reports to each Director and Directors are invited to participate in presentations by our international senior management and site visits to our development projects and operations.

Director Assessments

Annually the CGNC distributes a directors’ questionnaire designed to assist the Board in assessing the Directors, the Board and Committees.  Annually the CGNC distributes a directors’ questionnaire (“Directors’ Questionnaire”) to be completed by all Directors of the Company.  The Directors Questionnaire is designed to assist the Board in assessing the Directors, the Board and its Committees to determine the effectiveness of the Board as a whole.  The results of the Directors Questionnaire are tabulated and recommendations for the coming year are made to the Board based on the results of the responses.

Terms of Reference – Director

The Terms of Reference for a Director are available on the Website or by contacting the Corporate Secretary.

Position Descriptions

Our Board has developed Terms of Reference for Directors, the Board of Directors and the Independent Chairman of the Board.  Such Terms of Reference are reviewed annually for compliance with corporate governance regulations and guidelines of the securities regulators and stock exchanges in the jurisdictions where we are listed.  These Terms of Reference were last approved by the Board of Directors on February 18, 2009.  The Terms of Reference can be found on our Website or by contacting the Corporate Secretary.

The position description for the CEO has been developed and approved by the Board of Directors and is reviewed annually by the Compensation Committee as part of the CEO’s evaluation process.

Other - Directorship

Certain of our directors serve as directors on boards of other reporting issuers in Canada or in a foreign jurisdiction.  Please refer to the biographies of each director nominee in the section on Board of Directors in this Circular for additional information.

Ethical Business Conduct

Eldorado and its subsidiaries and affiliates are committed to the highest standards of legal and ethical business conduct.  Our Code of Business Conduct and Ethics was adopted on October 27, 2004 is reviewed annually.  On

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

BOARD OF DIRECTORS

February 18, 2009 the Board approved certain amendments to the Code.   The Code summarizes the legal, ethical and regulatory standards that we follow and serves as a reminder to our directors, officers, employees and contractors of the seriousness of our commitment to ethical business conduct.  Compliance with the Code and high standards of business conduct is mandatory for every director, officer, employee and contractor of the Company and its affiliates and subsidiaries.  The Board does not monitor compliance with the Code, but rather relies on the oversight of out Internal Controls to monitor compliance.

The Code is available on our Website and on SEDAR under the Company’s name or by contacting our Corporate Secretary.  The Code is posted in each of our offices and operations and all directors, officers, employees and contractors are required to both acknowledge their understanding of the terms of the Code and to attest to their compliance with those terms on an annual basis.  The acknowledgement and agreement to the Code forms part of the Company’s employment requirements.

Pursuant to the Code we have adopted a “Whistle Blower” policy whereby directors, officers and employees can report suspected illegal or unusual behaviour within the Company.  Reports are made in confidence concerning any known or suspected violations of laws, governmental regulations or this Code, anonymously through our web based service provider in any language and translated into English and addressed to the Chair of our Audit Committee and/or the Corporate Secretary.  Additionally, the Chair of our Audit Committee or our Corporate Secretary may be contacted with a question or concern about the Code or a business practice.  Any questions or violation reports will be addressed immediately and seriously.  The Chair of our Audit Committee or our Corporate Secretary will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures when required.  The contact details to report suspected violations and to confirm guidelines are listed in the Code and its attachments.

We will not allow any retaliation against any director, officer, employee or contractor of the Company, its affiliates or subsidiaries who acts in good faith in reporting any violation to the board of directors

Conflict of Interest

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest.  Where appropriate, directors absent themselves from portions of Board or Committee meetings to allow independent discussion of points in issue.

Each Director is responsible for understanding the roles and responsibilities of the Board as a whole and of a Director as mandated in the respective Terms of Reference for each and in our Code.  In this manner the Board encourages and promotes a culture of ethical business conduct.

The Board has in place a policy whereby individual directors are able to engage any outside advisors at the Company’s expense that he/she may determine is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor are subject to approval by the Chairman of the Audit Committee or the Chairman of the CGNC.

Nomination of Directors

Our Independent Directors are involved in the identification and nomination of new candidates for the Board.  All incumbent directors complete an annual questionnaire that is designed to assess the Board as a whole and participate in discussions designed to identify skill sets and individuals that would enhance the proficiency of the Board. Pursuant to its Terms of Reference the CGNC is responsible for the nominating new candidates for the Board.  Terms of Reference for the CGNC establishing the process of identifying, recruiting, nominating and appointing directors have been written in accordance with corporate governance regulations and guidelines of the securities regulators and stock exchanges in the jurisdictions where the Company has its securities listed and can be found on our Website or by contacting the Corporate Secretary.

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COMMITTEES OF THE BOARD

Committee Independence

All Committees are 100% independent.  We have affirmed that all Committee members meet the standard of director independence as set out in the NI 58-101 and in the case of the Audit Committee as required by NI 52-110.

The Audit Committee

The Audit Committee is responsible for overseeing Management’s responsibilities for financial reporting, internal controls, the audit process, and Code of Ethics.  The Audit Committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, reviews hiring policies regarding former staff and auditors.   Audit services in 2008 were carried out by PricewaterhouseCoopers LLP (“PWC”).    In 2008 CDN$993,416 were paid in audit and audit related fees and equaled 86% of all fees paid to the independent auditor.

See “Audit Committee” in our annual information form and Schedule A in this Circular Terms of Reference – Audit Committee, for particulars regarding our Audit Committee’s Terms of Reference and the Audit Committee’s pre-approval policies and procedures for non-audit consultant services and the service fees paid to our Auditor as well as other related matters.

Report of the Audit Committee

The Audit Committee is currently composed of four financially literate Independent Directors.  (For particulars on the experience and education of the members of our Audit Committee please refer to pages 16 through 19 of this Circular.)

The Audit Committee maintains an open relationship between Management, our Independent Auditors and the Board.  The duties of the Audit Committee include the oversight of the audit of our financial statements in accordance with accepted auditing standards and for the audit of internal controls over financial reporting undertaken by Management and is responsibility for the appointment of our Independent Auditors, subject to shareholder approval. Our Independent Auditors, PricewaterhouseCoopers LLP, report directly to the Audit Committee.

The Audit Committee Terms of Reference are attached to this Circular as Schedule A.

The Audit Committee requires that, in compliance with applicable legislation, the lead audit partner is rotated every five years and that a firm other than the independent audit firm is engaged for the performance of non-audit related services.

The Audit Committee has reviewed the financial disclosure pertaining to audit-related fees paid to PricewaterhouseCoopers in this Circular and the 2008 Audited Financial Statements and recommends to the Board that this information be included in the proxy materials distributed to the Shareholders in preparation for the AGM.

Submitted on behalf of the Audit Committee

Robert Gilmore, Chairman

Ross Cory

Hugh Morris

Donald Shumka

The Corporate Governance and Nominating Committee

Management and the Board of Directors are committed to good governance practices. The CGNC was established to work with Management in the continued development of the Company’s corporate governance framework including its review on a regular basis of the Company’s corporate governance policies and practices and monitoring the Company’s risk management program.  Additional details of the responsibilities undertaken by the CGNC are available by accessing the CGNC Terms of Reference on the Company’s Website or by contacting our Corporate Secretary.

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COMMITTEES OF THE BOARD

Report of the Corporate Governance and Nominating Committee

The CGNC oversees and monitors the Company’s corporate governance policies and practices.  Amongst other duties, the CGNC is accountable for the director identification and nomination process, board committee appointments and performance evaluations of the board and directors.  The Committee routinely evaluates the competencies and skills of the Board as a whole taking into consideration independence, skills and experience necessary for an effective Board.

The CGNC has reviewed this disclosure and recommended to the Board that it be included in this Circular.

Submitted on behalf of the CGNC

Ross Cory, Chairman

John Auston

Geoffrey Handley

Hugh Morris

The Compensation Committee

The Compensation Committee assists Management in the development the of the Company’s compensation structure.  In addition, the Compensation Committee is responsible for the review and recommendation of CEO and executive performance and compensation.

None of the members of our Compensation Committee are officers or employees or were former officers or employees of the Company or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Company or any interest in material transactions involving the Company. In addition, none of our NEO’s (Named Executive Officers) have served on the Compensation Committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of our Compensation Committee or Board of Directors.

Report of the Compensation Committee

The Compensation Committee is responsible for the development and review of director and executive compensation and policies.

The Compensation Committee annually reviews the composition of the compensation packages of senior executives and undertakes a detailed review of each executive’s performance against his or her objectives as set in the Company’s short term incentive plan.  A review of peer company cash and stock based compensation is undertaken annually to assess the competitiveness of the Company’s total compensation package for senior management and director compensation.  In order to assess the Company’s base salaries and provide assistance for the review of executive compensation the Company has engaged the services of external advisors.  In addition, the Compensation Committee reviews reports of independent compensation surveys including the Coopers Consulting 2007 Mining Salary Survey Corporate Report and the Patrick O’Callaghan & Associates and Korn Ferry International Report on Corporate Board Governance and Director Compensation.   For further details on how the Compensation Committee determines its recommendations for Executive Compensation refer to the Compensation Discussion & Analysis pages 30 to 38 of this Circular.  For further information on the functions of the Compensation Committee refer to the Terms of Reference on the Company’s Website or by contacting our Corporate Secretary

The Compensation Committee has reviewed the compensation disclosure in this Circular, including the Report on Compensation, and recommended to the Board that it be included.

Submitted on behalf of the Compensation Committee

Wayne Lenton, Chairman

John Auston

Robert Gilmore

Geoffrey Handley

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COMMITTEES OF THE BOARD

Terms of Reference – Committees of the Board

The Terms of Reference for the Audit Committee are attached to this Circular as Schedule A. The Compensation Committee and the CGNC Terms of Reference are available on our Website or by contacting the Corporate Secretary.

Reserves and Resources Review Panel

Pursuant to its Terms of Reference, the Board reviews Management’s process of evaluation of the Company’s reserves and resources.  The Board has appointed a panel of Directors composed of members of the Board who are technically competent and proficient in reserves and resources estimation whose responsibility it is to report to the Board on its review of Management’s estimate of the Company’s reserves and resources.

Environmental Assessment

The Board, as a whole, reviews and approves recommendations, development programs and procedures for monitoring our environmental, health and safety practices.  The Board receives a detailed Environmental Health & Safety Report and conducts a review of the Report at each regularly scheduled quarterly Board Meeting.

Risk Assessment

It is one of the functions of the CGNC to monitor the Company’s risk management program.  It is the Board’s responsibility, as a whole, to review and approve recommendations, development programs and procedures of the CGNC for monitoring our environmental, health and safety practices and conducts a review at each regularly scheduled Board Meeting including oversight of:

(a)

the identification of our principal risks including addressing acceptable levels of risk and overseeing the development of appropriate systems to manage the risks;

(b)

policies and procedures designed to maintain our disclosure controls are in place;

(c)

policies and procedures designed to maintain our internal control over financial reporting are in place.

 COMPENSATION DISCUSSION AND ANALYSIS

Set out below is the Compensation Discussion and Analysis, which explains the Company’s executive compensation programs and policies written from the perspective of how the Board of Directors, the Compensation Committee, the Corporate Governance and Nominating Committee and Management use such programs and interpret such policies.  Given the role of the Compensation Committee in the oversight of the programs and policies when determining and reporting Executive Compensation and the role of the Corporate Governance and Nominating Committee to review corporate disclosure policies and practices, both committees participated in the review of the Compensation Discussion and Analysis.

Earning and maintaining the trust of our shareholders through transparent disclosure and performing to our stated plan has been a cornerstone of Eldorado’s success.  We understand that supplying appropriate transparency to our shareholders will provide an understanding of how the decisions of executive compensation are made.  Executive compensation practices and procedures at Eldorado have been developed over many years, examined annually and re-examined periodically through the year as economic and industry events influence our market.

The Compensation Committee meets both formally and informally to discuss the components of executive compensation and their application to ensure that the programs and the policies are updated and improved to meet the Company’s needs to:

•

attract and retain an outstanding executive group;

•

recognize competitive industry standards;

•

reward exceptional contributions to the Company’s success;

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COMPENSATION DISCUSSION AND ANALYSIS

•

reward performance as mandated by pre-determined objectives;

•

provide health care, insurance and retirement benefits; and

•

acknowledge the concerns of securities and corporate governance regulators.

We believe that our shareholders want corporate leaders who will run Eldorado in a way that protects and grows their investment.  The team at Eldorado has a proven record of doing just that.  We have experienced stable growth and in 2008 Eldorado was the top performing stock on the S&P/TSX Composite Index with an increase in share appreciation of 65.5%.  Eldorado remains one of the lowest cost pure gold producers.

Attaining and maintaining this standard of performance demands an executive leadership team of substantive knowledge, experience and agility.  In order to properly attract and retain such an executive team Eldorado has designed its compensation practices to:

1.

Offer a base salary component that is competitive with its peer group and within recommended industry guidelines.

2.

Motivate senior executives to deliver high performance to specific corporate goals.

3.

Distinguish compensation components to recognize individual and team performance.

4.

Offer an equity component that provides an opportunity to the Company’s executives to align their interests with those of the shareholders by acquiring Eldorado shares.

5.

Balance rewards to recognize short-term results and the long term strategic development for the Company.

Compensation Components for Eldorado Executive team:

Current Year

Salary, and performance based awards pursuant for the reporting year.

Longer-Term

Equity based compensation including Incentive Stock Options and Bonus Awards Units

Full Career

Pension Plan and Supplemental Executive Retirement Plan

Executive Compensation
Current Year Performance
Longer Term Performance
Full Career Performance
2%
14%
84%

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COMPENSATION DISCUSSION AND ANALYSIS

Current Year

Annual Base Salary

Annual base salary levels are determined by performing a comparison of salaries of similar positions within our peer group companies.  The Company does not pay above market or preferential base salaries, and continues to fall within acceptable ranges (50-75%) of our peer group.

Inmet Mining Corp.

IAMGold Corp.

Pan American Silver Corp.

Gammon Gold Inc.

Yamana Gold Inc.

Centerra Gold Inc.

Golden Star Resources

Red Back Mining Corp.

Short Term Incentive Bonus (“STIP”)

Our Short Term Incentive Bonus Plan is designed to reward for results and provides for annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures and designed to:

•

Give an incentive to stretch the participant’s contribution

•

Align the individual contribution with company objectives

•

Communicate key objectives which are valued most highly

•

Reward senior management employees for achieving objectives commensurate with the business and operational results of the Company

The STIP is based on a formula which includes:

1.

Objectives:

For each objective, three achievement levels will be defined:

a)

Threshold achievement, which is a non-stretch level, at or below which no award will be paid for this objective.  This is the minimum expected before an award can be earned.

Achievement Level Factor = 0.0

b)

Target achievement, which is the desired level of stretch achievement, and will normally describe the business plan or budget for the year.

Achievement Level Factor = 1.0

c)

Challenge achievement, which is exceptional achievement over the expectations of the business plan and required to pay a maximum award.

Achievement Level Factor = 2.0

If achievement results are between two of the above levels, then the Achievement Level Factor will be prorated linearly.

In no circumstances will the Achievement Level Factor be greater than 2.0

2.

Target Award Levels

The Target Award Level for each participant is the percentage of base salary which will be awarded if the participant meets, but does not exceed, their target achievement level for each objective.   The award is subject to statutory deductions.

For the purposes of the STIP, base salary is the annualized salary earned by the participant on December 31st of the year being measured.    It excludes any additions to base salary such as expatriate allowances.

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COMPENSATION DISCUSSION AND ANALYSIS

3.

Award Formula

Award = Salary  x  Percent Target Award Level

x  Sum of  (Weighting Factors  x  Achievement Level Factors)

In 2008 the Target Award Levels for the NEO’s of the Company were:

President & CEO

75%

Chief Financial Officer

50%

Chief Operating Officer

50%

Vice President Operations

40%

Corporate Secretary

40%

The total STIP award in 2008 to the NEO’s was CDN$1,385,300.  Statutory deductions in accordance with Canada Revenue Agency legislation are deducted from the award.

The following tables provide information pertaining to the 2008 STIP Objectives, Weightings and Achievement Levels for the NEO’s.

Corporate and Operational Objectives	Participant		Achievement Level
1. Net Income per Share	Paul Wright Earl Price Norm Pitcher Dawn Moss	Challenge level was met. A year ending share price that significantly exceeded the 2008 target.	2.0
2. Cash Flow from Operations per Share	Paul Wright Earl Price Norm Pitcher Dawn Moss	Challenge level was met. Actual cash flow from operations exceeded the 2008 target.	2.0

Corporate and Operational Objectives	Participant		Achievement Level
3. Capital Program Implementation	Earl Price Norm Pitcher	Target level was met. Capital projects were implemented to Plan.	1.0
4. Exploration Program Implementation	Earl Price Norm Pitcher	Target level was met. Exploration programs were implemented to Plan.	1.5
5. Share Price as compared to the average performance of the TSX Gold Index Companies	Paul Wright Earl Price Norm Pitcher Dawn Moss	Challenge level was met. Actual Company performance to the average performance of the TSX Gold Index companies = 200%. A significant advantage over the 2008 target.	2.0

6. Ending Unrestricted Cash Balance	Paul Wright Earl Price Norm Pitcher	Challenge level was met. Ending unrestricted cash balance in excess of the 2008 target and to a significant benefit to the Company.	2.0
7. Reserves & Resources Per Share	Paul Wright Norm Pitcher	Target level was met. Reserves & Resources maintained at 2007 levels.	1.0

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS
8. Villa Nova Construction and Capital Program	Dale Churcher	Target level was met. Construction and Capital Program for the Vila Nova development project met Plan.	1.0
9. Efemçukuru Capital Program	Dale Churcher	Target level was met. Capital program for the Efemçukuru Development Project implemented to Plan.	1.0
10. Efemçukuru Development Plan	Dale Churcher	Target level was met. Development plan for the Efemçukuru project completed according to Plan.	1.0

Personal Objectives	Participant		Average Achievement Level
Paul Wright	Mr. Wright’s personal objectives in 2008 were focused on its mining activities in Turkey and corporate growth.	Mr. Wright met and surpassed the Target Achievement Level of the STIP. Key to Mr. Wright’s achievement were the re-opening of the Kisladag mine and the acquisition of Frontier Pacific Mining Corporation. However, the Challenge Achievement Level was not met in all stated Objectives.	1.5
Earl Price	Mr. Price’s personal objectives in 2008 were focused on the management of the Company’s financial programs and ensuring that reporting systems are effectively implemented.	Mr. Price met his established Target Achievement Level of the STIP.	1.0
Norm Pitcher	Mr. Pitcher’s personal objectives in 2008 were focused on personnel initiatives for the Company’s technical teams and familiarizing with financial reporting.	Mr. Pitcher met and surpassed the Target Achievement Level of the STIP. However the Challenge Achievement Level was not met in all stated Objectives.	1.5

Personal Objectives	Participant		Average Achievement Level
Dale Churcher	Mr. Churcher’s personal objectives in 2008 were focused on leadership and communication of the engineering teams throughout the Company	Mr. Churcher met his established Target Achievement Level under the STIP.	1.0
Dawn Moss	Ms. Moss’s personal objectives in 2008 were focused on supporting the Company’s corporate, legal and human resources initiatives.	Ms. Moss met and surpassed her established Target Achievement Level under the STIP. However the Challenge Achievement Level was not met in all Objectives	1.25

Weighting

Participant	Corporate and Operational Objectives	Personal Objectives
Paul Wright	55%	45%
Earl Price	60%	40%
Norm Pitcher	80%	20%
Dale Churcher	50%	50%

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Dawn Moss	25%	75%

COMPENSATION DISCUSSION AND ANALYSIS

Merit  Awards

Merit Awards are reserved for extraordinary performance resulting in significant benefit to the Company.  In 2008 certain of the NEO’s were provided with merit awards pursuant to the sale of Sao Bento Mineracao, Ltda. SA.  For details on the sale of Sao Bento refer to the Company’s 2008 Annual Report.  Details of the awards are included in the Statement of Executive Compensation on page 38 of this Circular.

Longer Term Performance

Bonus Awards Units Plan

Our officers, employees and consultants are eligible to participate in a Bonus Awards Units Plan that permits participation in the success of the Company over the medium term.  Pursuant to the terms of the Bonus Plan, our Board may from time to time grant bonus awards to Bonus Plan Participants.  Pursuant to the terms of the bonus awards, Bonus Plan Participants may redeem bonus awards that have vested upon the achievement of the vesting performance targets and/or the expiration of the time vesting period, as determined in the discretion of the Board, during a performance period, on any valuation day they elect, provided all other terms of the grant have been met.  Vested bonus awards will automatically be redeemed on or before one trading day before December 15 of the calendar year in which the bonus award vests subject to any blackout period restrictions.

Bonus Plan Participants are entitled to receive a cash value of the award that is equal to the appreciation value of each bonus award being redeemed on the valuation date.   The appreciation value is the value equal to the greater of (a) the excess of the market value of a common share on the valuation day over the market value of a common share on the grant date and (b) zero.  Market value is based on the total volume weighted average trading price of a common share, calculated by dividing the total value by the total volume of the common shares traded on the TSX, or another stock exchange where the majority of trading volume of the common shares occurs, for the five trading days immediately preceding the relevant day.

All bonus awards that fail to vest on or prior to the expiry of the performance period or are redeemed in accordance with the Bonus Plan, are cancelled.  In the event of termination of employment or engagement for any reason other than cause, Bonus Plan Participants shall be entitled to have any outstanding bonus awards redeemed to the extent such bonus awards have vested on the date of termination and not yet been redeemed.

If employment is terminated prior to the expiry of the performance period by the Company for any reason other than cause at any time in the six months following a change of control of the company or by the Bonus Plan Participant if the Company makes a material adverse change in the location, salary, duties or responsibilities of employment at any time in the six months following  a change of control and notice is provided to the Company within 30 days of the material adverse change then any outstanding awards that have not yet vested on termination shall be deemed to have vested on such date. In the event of termination of employment or engagement for cause, all bonus awards whether vested or not and all right to cash payments shall be forfeited and cancelled as of the date of termination.

Except as set out above and otherwise determined by the Board, all rights with respect to award units that are not vested are relinquished and cancelled upon termination of employment or engagement.  The Board may however accelerate the vesting time period or otherwise waive vesting terms and certain other terms.

Stock Options

The Board believes that directors, officers and employees should have a stake in the future growth of the Company and that the interests of the directors, officers and employees should be aligned with those of the shareholders.  Directors, officers and employees are eligible to participate in the Company’s Incentive Stock Options Plans.  The Company’s incentive stock option plans for Employees, Consultants & Advisors and for Officers & Directors are the only stock based compensation provided.  Approval of stock options is at the discretion of the Board of Directors under the terms and conditions of the Plans as described in this Circular.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

In 2008 the Compensation Committee engaged an independent consultant to undertake a peer company study of stock options that included:

-

Company wide share based and economic-based run rates of the most recent period and on a 3 year average

-

CEO share based run rates for the most recent period and on a 3-year average

-

Other NEO’s share based run rates for the most recent period and on a 3-year average

The peer group companies were represented by similarly-sized mining organizations, including:

Goldcorp Inc.

Ivanhoe Mines Ltd.

Kinroos Gold Corp.

Silver Wheaton Corp.

Agnico Eagle Mines Ltd.

Lundin Mining Corp.

Yamana Gold Inc.

Red Back Mining Inc.

Randgold Resources Ltd.

First Quantum Minerals Ltd.

A summary analysis of the study is as follows:

Run Rate Overall

Eldorado’s 3 year average share based run rate is below the market’s 25th percentile

Eldorado’s 3 year economic run rate is slightly below the market’s 25th percentile

Eldorado’s conservative run rate levels are in line with more modest run rates supported by institutional investors

Run Rate – CEO

Eldorado’s 3-year average share-based run rate for the CEO is slightly above the market’s median

Run Rate – Other NEO’s

Eldorado’s 3-year average total share-based run rate is slightly above the market’s 25th percentile for the other NEO’s

From a remuneration perspective, the Company needs to provide aggregate annual grant levels that are aligned with competitive practice and are not inhibiting Eldorado’s ability to attract and retain talent.

Full Career Performance

Pensions

Defined Benefits Pension

Mr. Wright, Mr. Price, Mr. Pitcher and Ms. Moss are accruing benefits under the Eldorado Pension Plan for Designated Employees, a registered pension plan under the Income Tax Act and under a Supplemental Executive Retirement Plan.  The combined annual retirement benefit is equal to 2% of the highest average annual earnings over a 3 year period multiplied by years of service.  The normal retirement age for payment of the accrued pension is age 65.  Parties may retire after reaching the age of 55.  Retirement prior to age 60 will result in a reduced pension to reflect commencement prior to age 60. The pension is payable in the form of a joint and two-thirds survivor pension with a five year guarantee.

The following table details the pension entitlements of Mr. Wright, Mr. Price, Mr. Pitcher and Ms. Moss as of December 31, 2008.

Name	Number of years	Annual benefits		Accrued obligation	Compensatory change	Non-compensatory change	Accrued obligation
	credited service	payable		at start of year		Change	at year end
	(#)	($)		($)	($)	($)	($)
		At year end	At age 65

Paul Wright	12.5	241,667	415,667	-	4,494,311	(1,000,197)	3,494,115

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

Name	Number of years	Annual benefits		Accrued obligation	Compensatory change	Non-compensatory change	Accrued obligation
	credited service	payable		at start of year		Change	at year end
	(#)	($)		($)	($)	($)	($)
Earl Price	11.8	100,180	117,147	-	1,456,892	(272,351)	1,184,541

Norm Pitcher	5.2	49,433	154,791	-	797,630	(223,199)	574,431

Dawn Moss	10.1	45,078	85,313	-	738,990	(158,081)	580,909

The annual benefits payable are based on highest annual average earnings at December 31, 2008.  The actuarial valuation method and the significant assumptions that the Company applied in quantifying the accrued obligation at year end are detailed in the footnotes to the Company’s Audited Annual Financial Statements for the year ended December 31, 2008.

Benefits

The Company’s NEO benefits plan includes:  medical, extended health, dental, disability, critical illness and life insurance coverage.  Perquisites for Mr. Wright and Mr. Price consist of parking, club memberships and an annual health assessment.  Perquisites for Mr. Pitcher, Ms. Moss consist of parking and an annual health assessment.

Executive Compensation Practices

On an annual basis the Compensation Committee reviews and approves the NEO’s terms of employment, performance objectives and assesses the performance of the Chief Executive Officer for the prior year.  The Compensation Committee makes its recommendations for adjustments to the NEO’s compensation in the form of a written report to the Board.

We compensate our NEO’s at a level and in a manner that allows the Company to be able to attract, motivate and retain individuals with exceptional executive skills.  The Compensation Committee monitors levels of executive remuneration to determine whether overall compensation reflects the Company’s objectives and philosophies.

The key components comprising NEO compensation are base salary, STIP, participation in the executive pension plans or RRSP contribution scheme, participation in an incentive stock option plan and participation in a bonus awards units plan.

In establishing base salaries and salary ranges, the Compensation Committee sets levels that are competitive with market salaries.  The Company’s compensation practices set target levels consistent with the median level in the group of comparable companies.  The base salaries for the NEO’s are set out under the Summary Compensation Table.

The Chief Executive Officer does not participate in discussions or reviews relating to his own compensation.

As noted above, the Company provides annual incentive compensation to its senior officers, including the Named Executives, through the provision of incentive bonuses, the STIP.  The STIP is designed to give an incentive to stretch the participant’s contribution; align the individual’s contribution with Company objectives, communicate key objectives which are valued most highly and reward senior management employees for achieving objectives commensurate with the business and operations of the Company.  The STIP provides for annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures.  The bonuses for the Named NEO’s are set out under the Summary Compensation Table.

NEO’s participate in the Incentive Stock Option Plan for Officers and Directors.  We established the Officers & Directors Plan on April 30, 2003.  Subsequent amendments to the Officers & Directors Plan were approved by the

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

resolution of our Shareholders on April 28, 2005 and May 1, 2008.  The Officers & Directors Plan was designed to encourage NEO’s to focus on the long-term interests of the Company and its Shareholders.  The Board establishes and specifically approves each stock option grant and the terms and conditions of each stock option grant, so long as such terms and conditions are not inconsistent with the provisions of the Officers & Directors Plan.   All stock options grants to NEO’s

under the Officers & Directors Plan have vesting provisions and typically vest in three tranches over two years and are issued at the closing price of the Company’s shares on the TSX on the day prior to the granting of the options.  The Company issued 1,826,620 stock options to the NEO’s under the incentive stock option plan during 2008.

CEO Compensation

The Compensation Committee evaluates Mr. Wright’s (President & CEO) compensation package as compared with compensation packages for positions of similar responsibility at gold mining companies in our peer group.  The Board of Directors has approved the President & CEO’s compensation package and believes that it is appropriately designed to enhance shareholder value and to provide compensation commensurate with our peer group and the duties and performance of Mr. Wright.

Mr. Wright’s base salary increase for 2008 (an increase from Cdn$510,000 to Cdn$550,000 per year) was recommended by the Compensation Committee pursuant to completion of its annual CEO Performance Evaluation and approved by the Board of Directors.  A bonus of CDN$742,500 was awarded to Mr. Wright in accordance with the criteria, objectives and weightings of the 2008 STIP and approved by the Board of Directors.  In addition, the Board approved a merit award in favor of Mr. Wright of CDN$426,300 in connection with the successful sale of Sao Bento Mineracao Ltda. SA.

Mr. Wright’s total Current Year compensation for 2008 was $2,859,754.

STATEMENT OF EXECUTIVE COMPENSATION

President & CEO Three Year Look-Back

During the three years, January 2, 2006 to December 31, 2008 our market capitalization increased from CDN$1.8 billion to CDN$3.5 billion.  Mr. Wright’s total cash compensation during the three year period 2006 through 2008 was $4,084,786.

Executive Officer Share Ownership

All Senior NEO’s are expected to hold shares.  Four of the five NEO’s are Shareholders of the Company and Mr. Wright owns or controls 125,000 Common Shares of the Company.

Loans to NEO’s

The Company does not extend loans to any of its employees, including its NEO’s.

Named Executive Officers:

Paul N. Wright

President & Chief Executive Officer

Earl W. Price

Chief Financial Officer

Norman S. Pitcher

Chief Operating Officer

Dale Churcher

Vice President, Engineering

Dawn Moss

Vice President, Administration and Corporate Secretary

President & Chief Executive Officer

Paul N. Wright

Mr. Wright is also a Director of the Company

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT OF EXECUTIVE COMPENSATION

Mr. Wright joined Eldorado in July 1996 and held the positions of Vice President, Mining and Senior Vice President, Operations before being appointed President & Chief Executive Officer in October 1999.  A graduate of the University of Newcastle upon Tyne, Paul has over 30 years of experience in developing and operating open pit and underground gold mines.  Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges.  Paul is a member of the Canadian Institute of Mining and Metallurgy, the Institution of Mining and Metallurgy of London and is a Chartered Engineer (UK).

Chief Financial Officer

Earl W. Price

Mr. Price joined Eldorado in March 1997 and held the positions of Senior Operations Controller and Vice President, Finance before being appointed Chief Financial Officer in January 2003.  Earl holds an MBA and is a Certified Public Accountant with over 35 years of financial and management experience.  Prior to joining Eldorado, he worked internationally with British Petroleum and RTZ, and was Vice President and Controller for SNC-Lavalin Group.

Chief Operating Officer

Norman S. Pitcher

Mr. Pitcher was appointed Chief Operating Officer effective July 1, 2005.  Prior to becoming COO, Norm was Vice President Exploration and Corporate Development of Eldorado where he led our exploration activities and identified new business opportunities.  A graduate of the University of Arizona with a BSc in geology, Norm has over 25 years of experience in the mining industry.  Throughout his career with Eldorado, Pan American Silver, H.A. Simons, Ivanhoe Gold and Pioneer Metals Norm has been involved in exploration, evaluation and exploitation of open pit and underground mineral deposits on a world-wide basis.

Vice President, Engineering

Dale Churcher

Mr. Churcher joined Eldorado in September 1997 in the position of Manager, Project Development, where he provided leadership and management for the development of the Company’s mineral assets beyond exploration to construction.  Dale was appointed Vice President, Engineering in August 2008.  Dale has over 30 years work experience in the mining industry with a solid background in open pit mine and underground project planning and feasibility studies.  Dale holds a Mining Technologist and Mine Engineering degree from the Haileybury School of Mines in Canada.  He has worked extensively in Europe, Africa and North America and South America and has been responsible for mines both in development and construction phases.

Vice President, Administration and Corporate Secretary

Dawn Moss

Ms. Moss joined Eldorado as Corporate Administrator in November 1998 and was appointed Corporate Secretary in October 2000 and Vice President, Administration in 2008.  Dawn is a member of the Canadian Society of Corporate Secretaries, the Institute of Corporate Secretaries (Acc.Dir.) and has over 30 years experience in administrative and corporate secretarial experience in resource based industries.

Summary Compensation Table

Presented below is a summary of total compensation earned in during the financial years ended December 31, 2008, 2007 and 2006 by the Named NEO’s whose total annual salary and bonus was in excess of $150,000.  All figures in CDN$ unless otherwise indicated.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT OF EXECUTIVE COMPENSATION

		Current Year Performance			Longer Term Performance		Full Career Performance
Named Executive Officer	Year	Salary CDN$	STIP Bonus CDN$ (2)	Merit Award CDN$	Bonus Awards Units CDN$	Securities under Option #	Pension Value CDN$	All Other Comp CDN$ (1) (3)	Total Compensation CDN$ (4)
Paul N. Wright President & Chief Executive Officer	2008 2007 2006	550,000 510,000 475,000	742,500 334,688 267,188	701,300 Nil Nil	860,000 Nil Nil	1,620,000 500,000 275,000	241,667 Nil Nil	39,287 32,385 32,071	3,134,754 877,073 774,259
Earl W. Price Chief Financial Officer	2008 2007 2006	280,000 265,000 251,000	213,500 145,750 78,437	322,700 Nil Nil	282,250 Nil Nil	390,000 225,000 150,000	117,147 Nil Nil	29,121 22,293 33,097	1,244,718 433,043 362,534
Norman Pitcher Chief Operating Officer	2008 2007 2006	340,000 305,000 281,000	255,000 160,125 91,325	170,000 Nil Nil	288,375 Nil Nil	730,000 225,000 150,000	49,433 Nil Nil	24,879 24,540 23,142	1,127,687 489,665 395,467

Dale Churcher Vice President, Engineering	2008 2007 2006	173,202 160,000 154,570	72,000 41,734 69,031	82,400 Nil Nil	Nil Nil Nil	275,000 87,500 100,000	N/A N/A N/A	22,676 22,345 21,786	350,278 224,079 245,387
Dawn Moss Vice President, Administration and Corporate Secretary	2008 2007 2006	165,000 150,000 142,000	102,300 63,000 48,280	143,400 Nil NIl	170,800 Nil Nil	430,000 125,000 100,000	45,078 Nil Nil	21,743 9,450 21,920	648,321 222,450 212,200

Note:

(1)

The aggregate amount of perquisites and other personal benefits that are less than $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.

(2)

Reflects the value of the awards earned under the STIP.

(3)

Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance and medical benefits plan.

(4)

2008 Merit Awards were earned in respect of the sale of Sao Bento Mineracao Ltda. SA.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT OF EXECUTIVE COMPENSATION

Stock Option Grants During the Financial Period Ended December 31, 2008

We granted the following stock options to the Named NEO’s during the financial year ended December 31, 2008:

Name	Common Shares Under Stock Options Granted	% of Total Stock Options Granted to all Employees in 2008	Exercise or Base Price ($CDN/share)	Market Value of Common Shares Underlying Stock Options on the Date of Grant (CDN$/Share)	Expiration Date
Paul N. Wright	420,000 1,200,000	4.67% 10.75%	$6.44 $4.88	$6.44 $4.88	Jan 30, 2013 Nov 3, 2013
Earl W. Price	190,000 200,000	2.12% 2.22%	$6.44 $4.88	$6.44 $4.88	Jan 30, 2013 Nov 3, 2013
Norman Pitcher	190,000 540,000	2.12% 6.03%	$6.44 $4.88	$6.44 $4.88	Jan 30, 2013 Nov 3, 2013

Dale Churcher	50,000 45,000 180,000	.55% .50% 2.00%	$6.01 $7.78 $4.88	$6.01 $7.78 $4.88	Feb 21, 2013 Aug 5, 2013 Nov 3, 2013
Dawn Moss	120,000 290,000	1.3% 3.2%	$6.44 $4.88	$6.44 $4.88	Jan 30, 2013 Nov 3, 2013

Note:

Stock options awarded to the NEO’s are approved by the Board of Directors under the Terms and Conditions of the Officers & Directors Plan.

Aggregated Options Exercised During 2008 Financial Year & Financial Year-End Option Values

The following table includes the total number of stock options and their value exercised in 2008 and the value of any unexercised stock options as of December 31, 2008:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($CDN)	Unexercised Stock Options as at December 31, 2008 (#)		Value of Unexercised In-the-Money Stock Options at December 31, 2008 ($CDN)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Paul Wright	225,000	784,462	1,148,333	1,246,667	4,300,732	5,136,467
Earl Price	300,000	1,072,379	429,999	335,001	1,500,796	1,232,354

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT OF EXECUTIVE COMPENSATION

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($CDN)	Unexercised Stock Options as at December 31, 2008 (#)		Value of Unexercised In-the-Money Stock Options at December 31, 2008 ($CDN)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Norman Pitcher	275,000	927,756	643,333	561,667	2,668,799	1,122,187
Dale Churcher	100,000	349,250	249,999	212,501	1,196,413	846,586
Dawn Moss	140,000	327,346	196,666	338,334	680,697	1,391,553

Note:

(1)

Based on a market value of Cdn$9.65 per share, being the closing trading price per Common Share on the TSX as of December 31, 2008.  These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Employment and Change of Control Agreements

Change of Control

In the case of a change of control the total cost to the Company of payments to the NEO’s is estimated at CDN$10,292,802 effective December 31, 2008.

The Company has entered into employment agreements that include change of control provisions with each of Paul N. Wright, Earl W. Price, Norman S. Pitcher, Dale Churcher and Dawn Moss.  The Board of Directors has approved these agreements and the change of control provisions recognizes that the critical nature of these positions and individuals and the requirement to protect them from disruption to their employment that would be caused by a change of control.  The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

Paul Wright, President & CEO

Mr. Wright entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Wright’s Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control Mr. Wright is entitled to receive approximately CDN$5,981,400 (calculated as of December 31, 2008),  based upon an amount equal to three times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of his benefits for twelve months after his termination (collectively, the “Severance Package”).  In addition, if a change in control occurs, Mr. Wright has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Wright’s stock option agreements all options become fully vested in the event of a change of control.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

STATEMENT OF EXECUTIVE COMPENSATION

Earl Price, Chief Financial Officer

Mr. Price entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Price’s Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control Mr. Price is entitled to receive approximately CDN$1,632,400 (calculated as of December 31, 2008),  based upon an amount equal to two times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of his benefits for twelve months after his termination (collectively, the “Severance Package”).  In addition, if a change in control occurs, Mr. Price has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Price’s stock option agreements all options become fully vested in the event of a change of control.

Norman Pitcher, Chief Operating Officer

Mr. Pitcher entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Pitcher’s Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control Mr. Pitcher is entitled to receive approximately CDN$1,530,000 (calculated as of December 31, 2008), based upon an amount equal to two times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick  leave and continuation of his benefits for twelve months after his termination (collectively, the “Severance Package”).  In addition, if a change in control occurs, Mr. Pitcher has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Pitcher’s stock option agreements all options become fully vested in the event of a change of control.

Dale Churcher, Vice President, Engineering

Mr. Churcher entered into an Employment Agreement with the Company dated August 25, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Mr. Churcher’s Employment Agreement upon termination without cause, adverse change in his salary, duties or responsibilities, or in the case of change of control Mr. Churcher is entitled to receive approximately CDN$327,602 (calculated as of December 31, 2008),  based upon an amount equal to one times his salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of his benefits for twelve months after his termination (collectively, the “Severance Package”).  In addition, if a change in control occurs, Mr. Churcher has the right to elect, under his Employment Agreement, to terminate his employment by notice in writing within 30 calendar days of the change and receive his Severance Package.  In accordance with Mr. Churcher’s stock option agreements all options become fully vested in the event of a change of control.

Dawn Moss, Corporate Secretary

Ms. Moss entered into an Employment Agreement with the Company dated January 1, 2008.  The Employment Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Under the terms of Ms. Moss’s Employment Agreement upon termination without cause, adverse change in her salary, duties or responsibilities, or in the case of change of control Ms. Moss is entitled to receive approximately CDN$821,400 (calculated as of December 31, 2008),  based upon an amount equal to two times her salary and bonus in the twelve months prior to termination and any amounts owed in respect of vacation or sick leave and continuation of her benefits for twelve months after her termination (collectively, the “Severance Package”).  In addition, if a change in control occurs, Ms. Moss has the right to elect, under her Employment Agreement, to terminate her employment by notice in writing within 30 calendar days of the change and

ELDORADO GOLD CORPORATION

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STATEMENT OF EXECUTIVE COMPENSATION

receive her Severance Package.  In accordance with Ms. Moss’s stock option agreements all options become fully vested in the event of a change of control.

Definition of Change of Control

a)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

the amalgamation, combination or consolidation of the Company with, or merger of the Company into, any other person, unless (1) the Company is the surviving person or the person formed by such amalgamation, combination or consolidation, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, combination or consolidation, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates; or by

b)

persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

d)   individuals who are elected by the Shareholders at the beginning of any one year term to constitute the directors of the Company cease for any reason, in such year, to constitute at least 50% of the Board of Directors.

Incentive Stock Option Plans

In addition to the Officers & Directors Plan, we established an incentive stock option plan (the “Employee Plan”) for our employees, consultants and advisors.  The Employee Plan provides that, the Board of Directors may from time to time grant options to acquire Common Shares to any person who is an employee, consultant or advisor of us or our affiliates or a director or officer of our affiliates.

Options under the Plans are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death, and subject to Board approval to holding companies and registered plans.  Each option entitles the holder to purchase one Common Share, subject to certain adjustments.  The exercise price for options granted under the Plans will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value.  Market value is defined under the Plans as the closing price of the Common Shares on the TSX (as the principal exchange on which our Common Shares trade) on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto.  The term of the options granted is determined by the Board of Directors, but may not exceed ten years.  The Plan permits options that would otherwise expire during, or within ten business days after, a trading black-out period imposed by the Company or under securities law to be exercised within a limited number of days after the trading black-out is lifted by the company or the securities law restriction no longer applies.  Typically options are granted in five year terms.  We are proposing to reduce the maximum term set out in the Plans to five years.

Pursuant to the terms of the Plans, additional terms and conditions may be imposed by the Board of Directors on options granted under the Plans.  The Board generally imposes vesting restrictions on options granted under the Plans.  The Plans provide for accelerated vesting on a change of control.  The Plans do not provide for the Company to financially assist any optionee in connection with the exercise of options.

As of February 28, 2009, 11,812,219 options to purchase 11,812,219 Common Shares (representing 3.2% of the issued and outstanding Common Shares) have been granted to eligible persons under the Plans, 20,619,004 Common Shares have been issued pursuant to the exercise of 20,619,004 options granted under the Plans or

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STATEMENT OF EXECUTIVE COMPENSATION

predecessor stock option plan (representing 5.6% of the issued and outstanding Common Shares) and a total of 1,537,742  options remain available to grant under the Plans.

Options that have expired or were exercised, cancelled or otherwise terminated are available for subsequent grants under the Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2008 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2008 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2008 (c)
Equity compensation plans approved by securityholders	13,438,914	CDN$5.71	1,800,742
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	13,438,914	CDN$$5.71	1,800,742

The Plans permit the granting of options to eligible participants to purchase up to a fixed maximum of 31,008,468 Common Shares (17,226,927 for the Employee Plan and 13,781,541 for the Officers & Directors Plan).   Subject to the overall cap set out below the Plans permit reloading of Common Shares in circumstances where options have been exercised.  As of the date hereof, an additional 3,000,000 Common Shares have been reserved for issuance under the Plans pursuant to the reload provision.

The Employee Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the Employee Plan to eligible persons thereunder, together with the number of Common Shares issued and issuable to such persons under any other previously established or proposed share compensation arrangements may not exceed 5% of the Common Shares outstanding on a non-diluted basis at the date of grant of the options.  The Officers & Directors Plan provides that the maximum number of Common Shares issued and issuable pursuant to options granted under the Officers & Directors Plan to eligible persons thereunder, together with the number of Common Shares issued and issuable to such persons under any other previously established or proposed share compensation arrangements, may not exceed 4% of the Common Shares outstanding on a non-diluted basis at the grant of the options.

We are proposing to replace the fixed maximum and overall cap provisions in each Plan with a fixed maximum percentage provision. (See “Proposed Amendments to Stock Option Plans”)

Each Plan provides that the maximum number of Common Shares that may be issued and issuable to eligible persons thereunder pursuant to options granted under the Plan, when taken together with the number of Common Shares issued and issuable to such eligible persons under our other previously established or proposed share compensation arrangements, may not exceed 9% of the issued and outstanding Common Shares on a non-diluted basis.  We proposed to amend these provisions to make them applicable solely to insiders under the Plan, consistent with TSX requirements.

ELDORADO GOLD CORPORATION

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STATEMENT OF EXECUTIVE COMPENSATION

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the Officers & Directors Plan may not exceed 1% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options.  The Employee Plan prohibits the granting of options to any single individual to purchase in excess of one-half of one percent (0.5%) of the then outstanding Common Shares. The total number of Common Shares that may be reserved for issuance to non-executive directors under both Plans is limited to 0.5% of the issued Common Shares on the date of grant.  Value of option grants to non-executive directors is restricted to a maximum of $100,000 per year per director.

Unless otherwise determined by the Board in accordance with the terms of the Plan, if the holder of an option ceases to be an eligible person under a Plan

(a)

for any reason other than death or cause, the holder has up to 365 days to exercise any vested options;

(b)

due to death, the holder’s estate has 365 days to exercise vested options;

provided that no option may be exercised following the expiration of the applicable exercise period.  In the case of termination for cause, all options terminate immediately upon termination.  We are proposing to amend these provisions to reduce the period of exercise, permitted under the Employee Plan, upon termination for any reason other than death or cause, to 30 days.

In the event that:

(a)

we amalgamate, consolidate with or merge with or into another body corporate, holders of options under the Officers & Directors Plan will, upon exercise thereafter of such option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

 (b)

the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised options, granted under the Plans shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; and

(c)

an offer to purchase all of the Common Shares is made by a third party, the Board may, in its discretion, require the acceleration of the time for the exercise of the options granted under the Plans and of the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may, subject to approval of securities regulators, the TSX and/or NYSE Amex, from time to time, amend, suspend or terminate the Plans in whole or in part.  The Plans may not be amended without obtaining Shareholder approval.  However the Plans may be amended without shareholder approval in the following specific circumstances:

(a)

to change the vesting provisions;

(b)

to change the termination provisions of the options or Plan which does not extend beyond the original expiry date;

(c)

to add cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares;

(d)

to add a deferred or restricted share unit or any other provision which results in an eligible participant receiving securities while no cash consideration is received by the Company; and

ELDORADO GOLD CORPORATION

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STATEMENT OF EXECUTIVE COMPENSATION

(e)

other amendments of a housekeeping nature, such as correcting or rectifying ambiguities or errors or to comply with the law or regulatory requirements.

We are proposing to remove paragraph (a) and require that shareholder approval be obtained for amendments that change the vesting provisions in the Plan.  We are also proposing to permit Board to suspend or terminate the Plan at any time.

Pursuant to the TSX requirements, shareholder approval is required for amendments that involve:

(a)

amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum, increase to a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage (an increase does not include reloading after exercise provided that the fixed maximum is not increased);

(b)

the addition of any form of financial assistance;

(c)

any amendment to the financial assistance provision which is more favourable to participants;

(d)

in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

The exercise price of any outstanding option may not be reduced unless Shareholder approval is obtained.  The Plans and the TSX also requires that disinterested shareholder approval be obtained in accordance with regulatory requirements if the exercise price of any outstanding option granted to an insider is reduced or the exercise period extended to the benefit of insiders.

Subject to certain limited exceptions, shareholder approval is required under the NYSE Amex rules for any “material amendment” to a stock option plan pursuant to which options may be acquired by officers, directors, employees or consultants of an NYSE Amex listed company.  A “material amendment” includes, but is not limited to the following:

 (a)

any material increase in the number of shares to be issued under the plan (other than to reflect a reorganization, stock split, merger, spin-off or similar transaction);

(b)

any material increase in benefits to participants, including any material change to:

(i)

permit a repricing (or decrease in exercise price);

(ii)

reduce the price at which shares or options to purchase shares may be offered; or

(iii)

extend the duration of the plan;

(c)

any material expansion of the class of participants eligible to participate in the plan; and

(d)

any expansion in the types or options or awards provided under the plan.

The Plans must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at a meeting of Shareholders and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of options may be made under the Plan.  As the Plans as amended and restated are being approved at the Meeting, we are proposing to amend the reconfirmation provision to require the Plans to be reconfirmed three years from May 7, 2009.

In addition, the Plans and any outstanding options thereunder may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval of a distribution to the public of Common Shares, or to obtain or maintain a listing or quotation of our Common Shares.

ELDORADO GOLD CORPORATION

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STATEMENT OF EXECUTIVE COMPENSATION

The Board may also amend or terminate any outstanding option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the holder of the option must consent to such action if it would materially and adversely affect the holder.

As noted above, the Plans were amended and restated as of on May 1, 2008 at the annual meeting of Shareholders held on May, 2008.  For a overview of the amendments made to the Plan, please see the Company’s information circular dated March 27, 2008 available on  SEDAR under our Company’s name.

A copy of the Plans may be obtained by any Shareholder by request in writing to our Corporate Secretary at #1188 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

SHARE PERFORMANCE GRAPH

The following graph shows five years of change in the value of CDN$100 invested in our Common Shares, compared to the S&P/TSX Composite Gold Index and the S&P/TSX Composite Index as at December 31, 2008.  Our Common Shares are included in each of these indices.

CORPORATE GOVERNANCE

Eldorado’s corporate governance practices are designed to comply with the governance standards of the Canadian Securities Administrators.  The following table sets out our compliance with NP 58-201.

“National Policy 58-201 – Corporate Governance Guidelines provides guidance on corporate governance practices that have been formulated to:

•

achieve a balance between providing protection to investors and fostering fair and efficient  capital markets and confidence in capital markets

•

be sensitive to the realities of the greater numbers of small companies and controlled companies in the Canadian corporate landscape;

•

take into account the impact of corporate governance developments in the U.S. and around the world; and

•

recognize that corporate governance is evolving.”

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

CORPORATE GOVERNANCE

We believe that our corporate governance policies and practices closely adhere to the guidelines provided in NI 58-201 as follows:

Standard			Eldorado Compliance

2.1	For the purposes of NI 58-201, a director is independent if he or she would be independent for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices.		✓
3.1	The board should have a majority of independent directors.		✓
3.2

The chair of the board should be an independent director. Where this is not appropriate, an independent director should be appointed to act as "lead director". However, either an independent chair or an independent lead director should act as the effective leader of the board and ensure that the board's agenda will enable it to successfully carry out its duties.

✓
3.3	The independent directors should hold regularly scheduled meetings at which members of management are not in attendance.		✓
3.4	The board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer, including responsibility for:		✓
(a)

to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

✓
	(b)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;	✓
	(c)	the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;	✓
	(d)	succession planning (including appointing, training and monitoring senior management);	✓
	(e)	adopting a communication policy for the issuer;	✓
	(f)	the issuer's internal control and management information systems; and	✓
	(g)	developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.	✓

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CORPORATE GOVERNANCE

The written mandate of the board should also set out:
	(i)	measures for receiving feedback from security holders (e.g., the board may wish to establish a process to permit security holders to directly contact the independent directors), and	✓
	(ii)	expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.	✓
3.5

The board should develop clear position descriptions for the chair of the board and the chair of each committee of the board.   In addition, the board, together with the CEO, should develop a clear position description for the CEO, which includes delineating management's responsibilities. The board should also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

✓
3.6

The board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and energy that the issuer expects from its directors).  All new directors should also understand the nature and operation of the issuer's business.

✓
3.7

The board should provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the issuer's business remains current.

✓
3.8

The board should adopt a written code of business conduct and ethics (a code). The code should be applicable to directors, officers and employees of the issuer. The code should constitute written standards that are reasonably designed to promote integrity and to deter wrongdoing. In particular, it should address the following issues:

✓
	(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;	✓
	(b)	protection and proper use of corporate assets and opportunities;	✓
	(c)	confidentiality of corporate information;	✓
	(d)	fair dealing with the issuer's security holders, customers, suppliers, competitors and employees;	✓
	(e)	compliance with laws, rules and regulations; and	✓
	(f)	reporting of any illegal or unethical behavior.	✓
3.9

The board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer's directors or NEO’s should be granted by the board (or a board committee) only.

✓

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CORPORATE GOVERNANCE

3.10	The board should appoint a nominating committee composed entirely of independent directors.	✓
3.11

The nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties. If an issuer is legally required by contract or otherwise to provide third parties with the right to nominate directors, the selection and nomination of those directors need not involve the approval of an independent nominating committee.

✓
3.12	Prior to nominating or appointing individuals as directors, the board should adopt a process involving the following steps:	✓
(a)

Consider what competencies and skills the board, as a whole, should possess. In doing so, the board should recognize that the particular competencies and skills required for one issuer may not be the same as those required for another; and

✓
(b)

Assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the board. Instead, the board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

✓
3.13

The nominating committee should be responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of shareholders.

✓
3.14	In making its recommendations, the nominating committee should consider:	✓
	(a) the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;	✓
	(b) the competencies and skills that the board considers each existing director to possess; and	✓
	(c) the competencies and skills each new nominee will bring to the boardroom.	✓
3.15	The board should appoint a compensation committee composed entirely of independent directors.	✓
3.16

The compensation committee should have a written charter that establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

✓

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CORPORATE GOVERNANCE

3.17	The compensation committee should be responsible for:
(a)

reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the board with respect to) the CEO's compensation level based on this evaluation;

✓
	(b)	making recommendations to the board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans; and	✓
	(c)	reviewing executive compensation disclosure before the issuer publicly discloses this information.	✓
3.18	The board, its committees and each individual director should be regularly assessed regarding his, her or its effectiveness and contribution. An assessment should consider:		✓
	(a)	in the case of the board or a board committee, its mandate or charter; and	✓
	(b)	in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the board	✓

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, none of our directors or senior officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any proposed nominees for election as a Director of the Company, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed, we are not aware of any material interest, direct or indirect, of any Shareholder who holds more than 10% of the voting rights attached to the Common Shares, any proposed nominee for election as a director, any director or officer of the Company or subsidiary of the Company or any Shareholder who holds more than 10% of the voting rights attached to the Common Shares of the Company or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of our most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect us or any of our subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to us is available at www.sedar.com under our name.  Financial information is provided in our financial statements and MD&A.  Copies of our financial statements and MD&A can be obtained from our Corporate Secretary by contacting the Corporate Secretary in writing at Suite 1188 – 550 Burrard Street, Vancouver, British Columbia V6C 2B5 or by e-mail at dawnm@eldoradogold.com.  Copies of such documents will be provided to Shareholders free of charge.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

APPROVAL

The contents and sending of this Circular have been approved by our directors.

BY ORDER OF THE BOARD OF DIRECTORS

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

Term	Definition
AGM or Meeting	Annual and special meeting of Shareholders to be held on May 7, 2009
AIF	Annual Information Form
NYSE Amex	New York Stock Exchange Amex
Beneficial Shareholder or Non-Registered Shareholder

A shareholder whose Common Shares are registered in the name of  a clearing agency or intermediary such as a bank, trust company, securities broker, trustee or administrator of self administered registered plans or other nominees, on behalf of the shareholder

Board	Board of Directors
Bonus Plan	Bonus Awards Unit Plan
CBCA	Canada Business Corporations Act
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CGNC	Corporate Governance and Nominating Committee
Circular	This management proxy circular dated April 3, 2009
Code or Code of Ethics	Eldorado Gold Corporation Subsidiary and Affiliates Code of Business Conduct and Ethics
Committee(s)	Audit Committee; Corporate Governance and Nominating Committee; and Compensation Committee
Commons Shares	The common shares of the Company
Company, Eldorado, us, our, we or similar terms	Eldorado Gold Corporation
Valiant	Valiant Trust Company of Canada, the Company’s transfer agent
COO	Chief Operating Officer
Employee Plan	Incentive Stock Option Plan for Employees, Consultants and Advisors as Amended and Restated
Financial Statements	The Company’s audited annual financial statements for the year ended December 31, 2007
Independent Auditor	PricewaterhouseCoopers LLP
Independent Directors	Directors that are independent of the Company in accordance with NP 58-201
Management	The Company’s management
MD&A	Management’s Discussion and Analysis
Mineral Reserves

The part of a measured or indicated mineral resource that could be economically mined, demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate (at the time of reporting) that economic extraction can be justified.

Mineral Resources

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

NI 58-101	National Instrument 58-101 – Disclosure of Corporate Governance Practices
NEO	Named Executive Officer
NI 54-101	National Instrument 54-101 – Communicating with Beneficial Owners of Securities of a Reporting Issuer
NP 58-201	National Policy 58-201 – Corporate Governance Guidelines
NOBO	Non Objecting Beneficial Owner
Notice	The notice of the Meeting
OBO	Objecting Beneficial Owner
Officers & Directors Plan	Incentive Stock Option Plan for Officers and Directors as Amended and Restated
Plans	Together the “Employee Plan” and the “Officers & Directors Plan”
Record Date	March 19, 2008
Registered Shareholder	A shareholder whose Common Shares are registered in their own name
SEDAR	www.sedar.com
Shareholder	A Beneficial Shareholder or Registered Shareholder of the Company
SEC	United States Securities & Exchange Commission
STIP	Short Term Incentive Plan
Terms of Reference	Terms of Reference for the Board of Directors, a Director, Audit Committee, Compensation Committee and CGNC.
TSX	Toronto Stock Exchange
VIF	Voting instruction forms
Website	The Company’s website www.eldoradogold.com

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE

ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee (the “Committee”) is to oversee that Management of the Company (the “Management”) has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors (the “Board”).

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form the Committee annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Board has determined that the Committee will be comprised of at least three Directors (the “Member” or “Members”), all of whom will meet the “independence and financial literacy” qualifications under applicable securities law and one Member shall meet the definition of a “financial expert” as defined by the United States Securities & Exchange Commission.

3.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

4.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

5.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling the its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance Committee.

MEETINGS

1.

Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determined, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice and any absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting (attendance is as defined by the Company’s Articles).   Powers of the Committee may also be exercised by resolution in writing signed by all the Members of the Committee.

3.

The Committee will have access to the External Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the External Auditor independent of Management at least once a year.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE

4.

The External Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the External Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

d)

any significant transactions which are not a normal part of the Company’s business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments;

i)

if applicable, any impairment provisions based on ceiling test calculations;

j)

Independently and periodically review the adequacy of procedures in place for the review of public disclosure of financial information as stated or derived from the financial statements.

k)

review financial statements and MD&A before they are released to the public; and

l)

review with Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

2.

Review and approve the audit and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the External Auditor.

3.

Establish guidelines for the retention of the External Auditor for any non-audit service.

4.

Recommend to the Board the appointment of the External Auditor to be proposed at the annual shareholders’ meeting and the compensation of the External Auditor.  The External Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

5.

Require the External Auditor to report to the Audit Committee and:

a)

oversee the work of the External Auditor;

b)

assess the audit team;

c)

assist in the resolution of disagreements between management and the External Auditor regarding financial reporting.

6.

Review and approve hiring policies regarding present and former employees of the present and former External Auditor.

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7.

Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

8.

Establish a complaint process and “whistle-blowing” procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters.  Establish procedures for employees’ confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy”.

9.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

10.

Review with Management and the External Auditor, the Company’s internal accounting and financial systems and controls to assess that the Company maintains and reports on:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

11.

Review the External Auditor’s Management Letter and the External Auditor’s Report.  Such Report to be directed to the Committee.

12.

Review Management’s report on and External Auditor’s assessment of Internal Controls and report all deficiencies and remedial actions to the Board.

13.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

14.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

15.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

16.

Assess the Committee’s performance of the duties specified in this charter and report its finding to the Board of Directors.

Approved at a meeting of the Board of Directors held February 18, 2009.

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SCHEDULE B – STOCK OPTION PLANS

ELDORADO GOLD CORPORATION

INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS
Amended and Restated as of [May 7, 2009]

1.

Purpose of the Plan

1.1

The purpose of this Plan is to (a) assist the Company in attracting, retaining and motivating employees and consultants of the Company and of its related entities and directors and officers of the Company’s related entities; and (b) closely align the personal interests of such employees, consultants, directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.

Definitions

2.1

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)

“Affiliate” has the same meaning ascribed to that term as set out in the OSA;

(b)

“Associate” has the same meaning ascribed to that term as set out in the OSA;

(c)

“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person or Permitted Assign;

(d)

“Board” means the board of directors of the Company;

(e)

“Change of Control” means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation,  consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation,  consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates or by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

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(iv)

individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;

(f)

Company” means Eldorado Gold Corporation;

(g)

“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)

“Consultant” has the same meaning ascribed to that term under Section 2.22 of NI 45-106;

(i)

“Eligible Person” means, from time to time, a full-time or part-time employee of the Company or of a related entity of the Company, Consultant of the Company or of a related entity of the Company, or director or officer of a related entity of the Company;

(j)

“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(k)

“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(l)

“Insider” has the meaning ascribed to that term as set out in the OSA and includes Associates and Affiliates of an Insider, but excludes a director or officer of a subsidiary or Affiliate of the Company unless such director or senior officer

(i)

in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

(iii)

is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;

(m)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(n)

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(o)

“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(p)

“OSA” means the Securities Act (Ontario);

(q)

“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(r)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(s)

“Optionee” means an Eligible Person to whom an Option has been granted;

(t)

“Permitted Assign” means for an Eligible Person, a holding entity (as defined in Section 2.22 of NI 45-106) or an RRSP or RRIF of that person;

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(u)

“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(v)

“related entity” has the meaning ascribed to that term in Section 2.23 of NI 45-106;

(w)

“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(x)

“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company;

(y)

“Shareholder” means a registered holder of Shares of the Company; and

(z)

“TSX” means the Toronto Stock Exchange.

2.2

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders,  words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Compensation Committee.

3.2

The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.3

The Compensation Committee shall, periodically, make recommendations to or, if the power to grant options has been delegated to the Compensation Committee, report to the Board as to the grant of Options.

3.4

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5

The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee.  Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and when used in the context of this Plan “Board” shall be deemed to include the Compensation Committee.

3.6

The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.

Shares Subject to the Plan

4.1

The maximum aggregate number of Shares issuable pursuant to Options granted under the Plan and outstanding from time to time shall not exceed that number which represents 5% of the issued and outstanding Shares from time to time.

4.2

In no event shall Options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then issued and outstanding Shares.

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4.3

The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed three-quarters of one percent (0.75%) of the Shares outstanding on a non-diluted basis on the Grant Date of the Options.  Within any one financial year period, the total value of Options granted to a non-executive director, as determined by the Board on the Grant Date, shall not exceed $100,000.  Notwithstanding Subsection 5.1, in determining those non-executive directors entitled to grants of Options and the number of Options to be granted to non-executive directors, the Board shall not discriminate against any particular non-executive director and shall make such determinations in accordance with its duties to act honestly and in good faith with a view to the best interest of the Company.

4.4

Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under the Company’s Officers & Directors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the Plan and in the case of exercised Options, the Company shall reserve additional Shares for issuance pursuant to such Options.

4.6

No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

5.1

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”).  The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)

the number of Options to be granted;

(b)

the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

6.1

Options may be granted to Eligible Persons only.

6.2

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

ELDORADO GOLD CORPORATION

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SCHEDULE B – STOCK OPTION PLANS

6.3

The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date. If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4

Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5

Notwithstanding Section 6.4, Options shall vest immediately upon a Change of Control.

6.6

Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period.  Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.7

An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than:

(a)

by will or by the laws governing the devolution of property in the event of death of the Optionee; or

(b)

with the prior consent of the Board, to a Permitted Assign.

7.

Option Agreement

7.1

Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

8.1

In the event an Optionee’s employment, engagement or directorship terminates for any reason other than death or cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 30 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.  In the event an Optionee’s employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2

In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.3

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1 or 8.2 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

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8.4

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment, engagement or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment, engagement or directorship at any time.

8.5

Unless otherwise agreed to in writing by the Board in accordance with this section, references to “termination”, or similar references in this Section 8:

(a)

in the case of an employee (including officers who are also employees), is deemed to be the last day of active employment by the employee with the Company or its related entity, as the case may be, regardless of any salary continuance, notice period required under applicable law or the reason for termination of employment (whether with or without cause or with or without notice);

(b)

in the case of a Consultant, is deemed to be the termination of the person engaged as a Consultant to provide services to the Company or related entity; and

(c)

in the case of a Permitted Assign, is deemed to be the termination of the director, officer, employee or Consultant that the Permitted Assign is related to.

8.6

For greater certainty (and subject to subsection 8.5), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

8.7

For the purposes of this Plan, “cause” means the entitlement of the Company to terminate the employment of an Optionee without the obligation to provide the Optionee with a severance package, or any monies, benefits or notice, as specified in the Optionee’s employment agreement, or any act, which at common law in the applicable jurisdiction would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice.

9.

Exercise of Options

9.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the President and Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.

Adjustment on Alteration of Share Capital

10.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2

If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

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10.3

In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5

No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6

If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-over Bid”) to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements). All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan.

10.8

In order to permit Optionees to participate in a proposed Take-over Bid made by means of a take-over bid circular or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-over Bid or the completion of the Business Combination, as applicable.

11.

Regulatory Approval

11.1

Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

(b)

compliance with the requirements of the Exchange; and

(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2

The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3

Notwithstanding any provisions in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the

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Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.

Miscellaneous

12.1

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2

The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option and any transfer of an Option.  Under no circumstances shall the Company be responsible for the payment of any tax on behalf of any Eligible Person, any Permitted Assign or any transferee of an Option as permitted hereunder or for providing any tax advice to them.

13.

Amendment and Termination

13.1

The Plan has been amended and restated as of [May 7, 2009].  Any amendments made are effective as of the date amended.

13.2

The Board may, subject to Shareholder approval, amend the Plan at any time.  Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)

to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(b)

to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares;

(c)

to add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company; and

(d)

other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to the number of Shares issuable under the Plan, (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum percentage to a fixed maximum number of Shares) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

13.3

The Board may suspend or terminate the Plan at any time.  No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

13.4

Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that, the Optionee’s consent to such action shall be required

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unless the Board determines that the action when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders, unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

13.5

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at the annual meeting of Shareholders in the third year after April 28, 2005 and after each subsequent reconfirmation and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Options may be made under the Plan.  [The Plan was reconfirmed by the Shareholders on May 1, 2008]

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APPENDIX A

INCENTIVE STOCK OPTION PLAN

EMPLOYEES, CONSULTANTS & ADVISORS

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which is attached hereto, and confirms the following:

Grant Date:
Optionee:
Optionee’s Position with the Company:
Number of Options:
Option Price ($ per Share):	$
Vesting Period:
Expiry Date of Option Period:

Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.

The Optionee hereby acknowledges that he or she has not received any advice from the Corporation as to tax or legal ramification of the grant of Options hereunder and has been advised to seek independent tax advice as he or she deems necessary.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE B – STOCK OPTION PLANS

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the           day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness

ELDORADO GOLD CORPORATION

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SCHEDULE B – STOCK OPTION PLANS

ELDORADO GOLD CORPORATION
INCENTIVE STOCK OPTION PLAN

OFFICERS & DIRECTORS
Amended and Restated
as of [May 7, 2009]

1.

Purpose of the Plan

1.1

The purpose of the Plan is to (a) attract and retain superior directors and officers engaged to provide ongoing services to the Company, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Company, and in combination with these goals, to encourage their equity participation in the Company; and (b) closely align the personal interests of such directors and officers with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.

Definitions

2.1

For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)

“Affiliate” has the same meaning ascribed to that term as set out in the OSA;

(b)

“Associate” has the same meaning ascribed to that term as set out in the OSA;

(c)

“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person or Permitted Assign;

(d)

“Board” means the board of directors of the Company;

(e)

“Change of Control” means:

(i)

an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)

the amalgamation,  consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the

ELDORADO GOLD CORPORATION

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Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates or by persons who held at least 60% of the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)

individuals who are elected by the shareholders to the Board at the beginning of any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board;

(f)

“Company” means Eldorado Gold Corporation;

(g)

“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)

“Eligible Person” means, from time to time, any director or officer of the Company;

(i)

“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(j)

“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(k)

“Insider” has the meaning ascribed to that term as set out in the OSA and includes Associates and Affiliates of an Insider, but excludes a director or officer of a subsidiary or Affiliate of the Company unless such director or senior officer

(i)

in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

(ii)

is a director or senior officer of a major subsidiary (as defined in National Instrument 55-101); or

(iii)

is an Insider of the Company in a capacity other than as a director or senior officer of the subsidiary or Affiliate;

(l)

“Market Value” of a Share means, on any given day, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(m)

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(n)

“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(o)

“OSA” means the Securities Act (Ontario);

(p)

“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(q)

“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(r)

“Optionee” means an Eligible Person to whom an Option has been granted;

ELDORADO GOLD CORPORATION

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SCHEDULE B – STOCK OPTION PLANS

(s)

“Permitted Assign” means for an Eligible Person, a holding entity (as defined in Section 2.22 of NI 45-106) or an RRSP or RRIF of that person;

(t)

“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(u)

“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(v)

“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company;

(w)

“Shareholder” means a registered holder of Shares of the Company; and

(x)

“TSX” means the Toronto Stock Exchange.

2.2

Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.

2.3

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa, unless the context otherwise requires and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Compensation Committee.

3.2

The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options.

3.3

The Compensation Committee shall, periodically, after considering the Chief Executive Officer’s recommendations, make recommendations to the Board as to the grant of Options.

3.4

In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5

The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.

Shares Subject to the Plan

4.1

The maximum aggregate number of Shares issuable pursuant to Options granted under the Plan and outstanding from time to time shall not exceed that number which represents 4% of the issued and outstanding Shares from time to time.

4.2

The total number of Shares that may be reserved for issuance to any one Optionee pursuant to Options shall not exceed 1% of the Shares of the Company issued and outstanding on a non-diluted basis on the Grant Date of the Options.

4.3

The total number of Shares that may be reserved for issuance to all non-executive directors pursuant to Options shall not exceed three-quarters of one percent (0.75%) of the Shares outstanding on a non-diluted basis on

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE B – STOCK OPTION PLANS

the Grant Date of the Options.  Within any one financial year period, the total value of Options granted to a non-executive director, as determined by the Board on the Grant Date, shall not exceed $100,000.  Notwithstanding Subsection 5.1, in determining those non-executive directors entitled to grants of Options and the number of Options to be granted to non-executive directors, the Board shall not discriminate against any particular non-executive director and shall make such determinations in accordance with its duties to act honestly and in good faith with a view to the best interest of the Company.

4.4

Notwithstanding anything in this Plan to the contrary:

(a)

the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders together with the number of Shares issuable to Insiders pursuant to Options granted under the Company’s Employees, Consultants & Advisors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)

within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under the Company’s Employees, Consultants & Advisors Incentive Stock Option Plan (as may be amended and restated from time to time) and any other security based compensation arrangements shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5

Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were exercised, cancelled or otherwise terminated for any reason shall be available for subsequent Options under the Plan and in the case of exercised Options, the Company shall reserve additional Shares for issuance pursuant to such Options.

4.6

No fractional Shares may be purchased or issued under the Plan.

5.

Grants of Options

5.1

Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”).  The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)

the number of Options to be granted;

(b)

the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)

the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6.

Eligibility, Vesting and Terms of Options

6.1

Options may be granted to Eligible Persons only.

6.2

Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

ELDORADO GOLD CORPORATION

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SCHEDULE B – STOCK OPTION PLANS

6.3

The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date.  If an Option expires during a Black-Out Period then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4

Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option, with the Option being fully-exercisable only when such required time period or periods have elapsed, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5

Notwithstanding Section 6.4, Options shall vest immediately upon a Change of Control.

6.6

Pursuant to the Company’s Compensation Policy for non-executive directors, at the discretion of the Board, non-executive directors may be granted up to a maximum of 100,000 fully vested Options upon initial election or appointment to the Board.

6.7

Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case to the nearest full Share) at any time during the Option Period.  Subject to Section 8, an Option which is subject to vesting, may once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period.

6.8

An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than:

(a)

by will or by the laws governing the devolution of property in the event of death of the Optionee; or

(b)

with the prior consent of the Board, to a Permitted Assign.

7.

Option Agreement

7.1

Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Company, the number of Options, the Option Price, the expiry date of the Option Period and such other terms and conditions as the Board may deem appropriate.

8.

Termination of Employment, Engagement or Directorship

8.1

In the event an Optionee’s employment or directorship terminates for any reason other than death or cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 365 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.  In the event an Optionee’s employment or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2

In the event of the death of an Optionee, either while in the employment or while a director of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.  The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.3

The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or directorship as provided in Subsections 8.1 or 8.2

ELDORADO GOLD CORPORATION

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SCHEDULE B – STOCK OPTION PLANS

above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.4

The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or directorship of, the Company nor shall it interfere in any way with the right of the Company to terminate any Optionee’s employment at any time.

8.5

Unless otherwise agreed to in writing by the Board, references to “termination”, “the date of termination”, “date of such termination” or similar references in this Section 8 in the case of officers is determined to be the last day of active employment with the Company or its related entity, as the case may be, regardless of any salary continuance or notice period required under applicable law or the reason for termination of employment (whether with or without cause or with or without notice), and in the case of a Permitted Assign is deemed to be the termination of the Eligible Person that the Permitted Assign is related to.

8.6

For greater certainty (and subject to subsection 8.5), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

8.7

For the purposes of this Plan, “cause” means the entitlement of the Company to terminate the employment of an Optionee without the obligation to provide the Optionee with a severance package, or any monies, benefits or notice, as specified in the Optionee’s employment agreement, or any act, which at common law in the applicable jurisdiction would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice.

9.

Exercise of Options

9.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the President and Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.

10.

Adjustment on Alteration of Share Capital

10.1

In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2

If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement  or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3

In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

ELDORADO GOLD CORPORATION

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SCHEDULE B – STOCK OPTION PLANS

10.4

In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5

No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

10.6

If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-over Bid”) to purchase all of the Shares of the Company is made by a third party, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Company may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7

Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Company of those in another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements). All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan.

10.8

In order to permit Optionees to participate in a proposed Take-over Bid made by means of a take-over bid circular or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-over Bid or the completion of the Business Combination, as applicable.

11.

Regulatory Approval

11.1

Notwithstanding any of the provisions contained in the Plan or any Option, the Company’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)

compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States (“Securities Regulators”);

(b)

compliance with the requirements of the Exchange; and

(c)

receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2

The Company shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.

11.3

Notwithstanding any provisions in the Plan or any Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE B – STOCK OPTION PLANS

12.

Miscellaneous

12.1

An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued.  No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

12.2

The Company may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option and any transfer of an Option.  Under no circumstances shall the Company be responsible for the payment of any tax on behalf of any Eligible Person, any Permitted Assign or any transferee of an Option as permitted hereunder or for providing any tax advice to them.

13.

Amendment and Termination

13.1

The Plan has been amended and restated as of [May 7, 2009].  Any amendments made are effective as of the date amended.

13.2

The Board may, subject to Shareholder approval, amend the Plan at any time.   Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)

to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(b)

to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares;

(c)

to add a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company; and

(d)

other amendments of a housekeeping nature including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum percentage to a fixed maximum number of Shares) may not be made without obtaining approval of the Shareholders in accordance with TSX requirements.  For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

13.3

The Board may suspend or terminate the Plan at any time.  No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.

13.4

Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

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SCHEDULE B – STOCK OPTION PLANS

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders.  The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

13.5

Notwithstanding any provision contained in the Plan, effective April 28, 2005, the Plan must be reconfirmed, every three years, by a resolution passed by a majority of the votes cast by Shareholders at the annual meeting of Shareholders in the third year after April 28, 2005 and after each subsequent reconfirmation and if the Plan is not reconfirmed by the Shareholders as required by this provision, no further grants of Options may be made under the Plan.  [The Plan was reconfirmed by the Shareholders on May 1, 2008]

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APPENDIX A

OFFICERS & DIRECTORS INCENTIVE STOCK OPTION PLAN

OF ELDORADO GOLD COMPANY

(“the Company”)

OPTION AGREEMENT

This Option Agreement is entered into between the Company and the Optionee named below pursuant to the Company’s Incentive Stock Option Plan (the “Plan”) a copy of which is attached hereto, and confirms the following:

Grant Date:
Optionee:
Optionee’s Position with the Company:
Number of Options:
Option Price ($ per Share):	$
Vesting Period:
Expiry Date of Option Period:

Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time.  In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.

The Optionee hereby acknowledges that he or she has not received any advice from the Corporation as to tax or legal ramification of the grant of Options hereunder and has been advised to seek independent tax advice as he or she deems necessary.

Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

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IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the           day of                       ,            .

ELDORADO GOLD CORPORATION
Per:
Authorized Signatory

Acknowledged and Agreed to:

) ) )
Signature of Optionee	)	Signature of Witness
) ) )
Name and Title of Optionee	)	Name of Witness

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE C

CANADA BUSINESS CORPORATIONS ACT

BY-LAWS

OF

ELDORADO GOLD CORPORATION

Fasken Martineau DuMoulin LLP
Barristers & Solicitors
Canada

By-law No. 1

PART 1
INTERPRETATION

1.01

Definitions

In this by-law, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

“articles” means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

“auditor” means the auditor of the Corporation;

“board” means the board of directors of the Corporation;

“by-law” means a by-law of the Corporation;

“Corporation” means the corporation incorporated by certificate of arrangement on November 19, 1996 under the name “Eldorado Gold Corporation”;

“director” means a director of the Corporation;

“electronic document” means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

“officer” has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

“proxyholder” means a person holding a valid proxy for a shareholder;

“shareholder” means a shareholder of the Corporation; and

“voting person” means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02

Number, Gender and Headings

In this by-law, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders.  The insertion of headings in this by-law and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.03

By-law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.04

Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.

PART 2
DIRECTORS

2.01

Notice of Meeting

Any director or the corporate secretary may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors.  Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting.  Notices of board meetings shall be given in accordance with Section 7.01 no less than 48 hours (excluding any part of a non-business day) before the time of the meeting, except that notices sent by mail shall be sent no less than 5 days before the day of the meeting save that no notice of a meeting shall be necessary if all the directors are present or if those absent waive notice of or otherwise signify in writing their consent to the holding of such meeting, either before or after such meeting.

The board may appoint, by resolution, dates, times and places for regular meetings of the board.  A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.02

Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.03

Place of Meeting

A meeting of the board may be held at any place within or outside Canada.

2.04

Number of Directors and Quorum for Board Meetings

The election of directors shall take place at each annual meeting of shareholder and all the directors then in office shall retire but, if qualified, shall be eligible for re-election.  The number of directors to be elected at any shareholder meeting shall, if a minimum and maximum number of directors is authorized, be the number of directors then in office unless the directors or the shareholder otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number.

If the articles so provide, the directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.

At any meeting of the board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time.

The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.

2.05

Participation by Communications Facility

A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.  A director participating in such a meeting shall be deemed to be present at that meeting.

2.06

Chair of Board Meetings

The chair of the board shall preside as chair of all meetings of the board.  If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the president of the Corporation, if present, and a director and willing to act, shall preside as chair of the meeting.  In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.07

Votes at Board Meetings and Resolutions

Each director present at a meeting of the board shall have one vote on each motion arising.  Motions arising at meetings of the board shall be decided by a majority of the votes cast.  The chair of the meeting shall not have a second or casting vote.

The powers of the board may be exercised by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board.  Resolutions signed in lieu of a meeting may be signed in two or more counterparts which together shall be deemed to constitute one resolution in writing.

2.08

Committees

Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.09

Officers

Each officer shall hold office at the pleasure of the board.  Any officer may, however, resign at any time by giving notice to the Corporation.

PART 3
MEETINGS OF SHAREHOLDERS

3.01

Notice and Place of Shareholders’ Meetings

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor.  Subject to any applicable securities legislation, such notice shall be given no less than 21 days and no more than 60 days before the meeting if the Corporation is a distributing corporation (as defined in the Act) or no less than 10 days and no more than 60 days before the meeting if the Corporation is not a distributing corporation.

Meetings of shareholders shall be held at a place in Canada or, if the articles so provide or if all the shareholders entitled to vote at the meeting so agree or are deemed to agree as provided in the Act, at some place outside Canada.

3.02

Quorum at Meetings of Shareholders

A quorum at a meeting of shareholders shall be two or more voting persons present and authorized to cast in the aggregate not less than twenty-five per cent (25%) of the total votes attaching to all shares carrying the right to vote at that meeting.

If a quorum is present at the opening of any meeting of shareholders, the voting persons present may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

3.03

Chair of Shareholder Meetings

The chair of the board shall preside as chair of all meetings of shareholders.  If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the president of the Corporation shall preside as chair of the meeting if present and willing to act.  In any other case, the directors present shall choose one of their number to be the chair of the meeting unless there are no directors present and willing to act as chair, in which case the voting persons present and entitled to vote shall choose one of their number to be chair.

3.04

Voting

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands.  Each voting person entitled to vote at the meeting has one vote in a vote by show of hands.  A ballot may be directed or demanded either before or after a vote by show of hands.  If a ballot is taken, a prior vote by show of hands has no effect.  A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct.  If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion.  Subject to compliance with the Act, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.  Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05

Scrutineers

The chair of a meeting of shareholders may appoint for that meeting one or more scrutineers, who need not be voting persons.

3.06

Who May Attend Shareholders’ Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, officers and the auditor, as well as others permitted by the chair of the meeting.

3.07

Participation By Communication Facility

Any person entitled to attend a meeting of shareholders may participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting.  A meeting of the shareholders called by either the directors or the shareholders may be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.

3.08

Adjournments

The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

PART 4
SECURITY CERTIFICATES, PAYMENTS

4.01

Certificates

Security certificates shall be in such form as the board may approve or the Corporation adopt.  The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.  The president or the board may order the cancellation of any security certificate that has been lost, destroyed or wrongfully taken, and the issuance of a replacement certificate for it, on payment of such reasonable fee, not to exceed $3.00, and on such terms as to indemnity, insurance bond, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

4.02

Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation’s bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid.  Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder’s address as shown in the records of the Corporation, unless that holder otherwise directs in writing.  The mailing of a cheque as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

4.03

Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise.  Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.04

Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.05

Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

4.06

Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

4.07

Interest Fractions

No dividend or other distribution shall bear interest against the Corporation.  Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

4.08

Fractional Security or Property

If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

PART 5
SIGNATORIES, INFORMATION

5.01

Signatories

Except for documents executed in the usual and ordinary course of the Corporation’s business, which may be signed by any officer of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a)

any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b)

any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.02

Facsimile Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.  Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.03

Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

PART 6
PROTECTION AND INDEMNITY

6.01

Transactions with the Corporation

No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement.  No such contract, transaction or arrangement shall be void or voidable for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

6.02

Limitation of Liability

Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

(a)

the acts, receipts, neglects or defaults of any other person;

(b)

joining in any receipt or other act for conformity;

(c)

any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d)

the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

(e)

any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f)

any loss, damage or expense occasioned by any error of judgment or oversight; or

(g)

any other loss, damage or expense related to the performance or non-performance of the duties of that individual’s office.

6.03

Contracts on Behalf of the Corporation

Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

6.04

Indemnity of Directors and Officers

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a)

shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (and each such individual’s respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i)

the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(ii)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

(b)

shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 6.04(a) in accordance with the Act.

Notwithstanding the foregoing, any such indemnity or advance of monies in respect of an action referred to in Section 6.04(a) by or on behalf of the Corporation or other entity in respect of which an individual has acted as director or officer or in a similar capacity at the request of the Corporation to procure judgment in its favour shall be subject to approval of a court.

6.05

Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

6.06

Insurance

Subject to the provisions of the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in subsection 6.04(a) hereof against any liability incurred by the individual (a) in that individual’s capacity as a director or officer of the Corporation; or (b) in that individual’s capacity as a director of officer, or similar capacity, of another entity, if the individual acts or has acted in the capacity at the Corporation’s request.

PART 7
NOTICES

7.01

Procedure for Giving Notices

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person’s address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, if the person consents, provided by electronic document in accordance with the Act.  Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed.  Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address as aforesaid.  Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

7.02

Notices to Successors in Title

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

7.03

Notice to Joint Securityholders

Notice to one joint securityholder is sufficient notice to all of them.  Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

7.04

Facsimile Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

7.05

Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a)

by accident, notice was not given to any person;

(b)

notice was not received by any person; or

(c)

there was an error in a notice that did not affect the substance of the notice.

7.06

Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice.  Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

PART 8
BORROWING OF MONEY

8.01

Borrowing Powers

In addition to, and without limiting such other powers which the Corporation may by law possess, the Directors of the Corporation may without authorization of the shareholders:

(a)

borrow money upon the credit of the Corporation;

(b)

issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)

give a guarantee or indemnity on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure or guarantee any present or future indebtedness, liability or obligation of the Corporation.

The words “debt obligation” as used in this paragraph mean a bond, debenture, note or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

8.02

Delegation of Borrowing Powers

The directors may from time to time by resolution delegate the powers conferred on them by paragraph 8.01 of this by-law to a director, a committee of directors or an officer of the Corporation.

8.03

Powers are Supplemental

The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its directors or officers independently of this Part 8.

PART 9
MAKE, AMEND, OR REPEAL BY-LAWS

9.01

By-laws May be Amended or Repealed

The board may, in accordance with the Act, make, amend or repeal one or more by-laws that regulate the business or affairs of the Corporation.

9.02

Effect of Repeal of By-laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal.  All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

MADE by the Board on the 3rd day of April, 2009.

President	Corporate Secretary

Page

PART 1

INTERPRETATION

1

1.01

Definitions

1

1.02

Number, Gender and Headings

1

1.03

By-law Subordinate to Other Documents

2

1.04

Computation of Time

2

PART 2

DIRECTORS

2

2.01

Notice of Meeting

2

2.02

Meetings Without Notice

2

2.03

Place of Meeting

2

2.04

Number of Directors and Quorum for Board Meetings

2

2.05

Participation by Communications Facility

3

2.06

Chair of Board Meetings

3

2.07

Votes at Board Meetings and Resolutions

3

2.08

Committees

3

2.09

Officers

3

PART 3

MEETINGS OF SHAREHOLDERS

3

3.01

Notice and Place of Shareholders’ Meetings

3

3.02

Quorum at Meetings of Shareholders

3

3.03

Chair of Shareholder Meetings

4

3.04

Voting

4

3.05

Scrutineers

4

3.06

Who May Attend Shareholders’ Meeting

4

3.07

Participation By Communication Facility

4

3.08

Adjournments

4

PART 4

SECURITY CERTIFICATES, PAYMENTS

5

4.01

Certificates

5

4.02

Cheques

5

4.03

Cheques to Joint Shareholders

5

4.04

Non-Receipt of Cheques

5

4.05

Currency of Dividends

5

4.06

Lien for Indebtedness

5

4.07

Interest Fractions

5

4.08

Fractional Security or Property

6

PART 5

SIGNATORIES, INFORMATION

6

5.01

Signatories

6

5.02

Facsimile Signatures

6

5.03

Restriction on Information Disclosed

6

PART 6

PROTECTION AND INDEMNITY

6

6.01

Transactions with the Corporation

6

6.02

Limitation of Liability

6

6.03

Contracts on Behalf of the Corporation

7

6.04

Indemnity of Directors and Officers

7

6.05

Indemnities Not Limiting

8

6.06

Insurance

8

-i-

(continued)

Page

PART 7

NOTICES

8

7.01

Procedure for Giving Notices

8

7.02

Notices to Successors in Title

8

7.03

Notice to Joint Securityholders

8

7.04

Facsimile Signatures on Notices

8

7.05

Omission of Notice Does Not Invalidate Actions

8

7.06

Waiver of Notice

9

PART 8

BORROWING OF MONEY

9

8.01

Borrowing Powers

9

8.02

Delegation of Borrowing Powers

9

8.03

Powers are Supplemental

9

PART 9

MAKE, AMEND, OR REPEAL BY-LAWS

9

9.01

By-laws May be Amended or Repealed

9

9.02

Effect of Repeal of By-laws

10

-ii-

ELDORADO GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE D

Industry Canada Industrie Canada

Corporations Canada Corporations Canada

Form 4

Articles of Amendment

(Sections 27 or 177 of the Canada Business Corporations Act (CBCA))

Instructions

3 Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA.

A: If an amendment involves a change of corporate name (including the addition of the English or French vesrion of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search.

D: Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended. If the space available is insufficient, please attach a schedule to the form.

4 Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult our web site at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region) or toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

- Corporations Canada Online Filing Centre: $200
- By mail or fax: $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®).

Important Reminders

Change of registered office address and/or mailing address:
Complete and file Change of Registered Office Address (Form 3).

Change of directors or changes of a director's address:
Complete and file Changes Regarding Directors (Form 6).

These forms can be filed electronically, by mail or by fax free of charge.

File documents online:
Corporations Canada Online Filing Centre: www.corporationscanada.ic.gc.ca

Or send documents by mail:
**Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8**

By Facsimile:
613-941-0999

Canada

1 Corporation name

Eldorado Gold Corporation

2 Corporation number

331582-7

3 The articles are amended as follows:
(Please note that more than one section can be filled out)

A: The corporation changes its name to:

N/A

B: The corporation changes the province or territory in Canada where the registered office is situated to: **(Do not indicate the full address)**

N/A

C: The corporation changes the minimum and/or maximum number of directors to: (For a fixed number of directors, please indicate the same number in both the minimum and maximum options)

N/A

D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation to or any other provisions that are permitted by the CBCA to be set out in the Articles) **Please specify.**

4 Declaration

I hereby certify that I am a director or an officer of the corporation.

SIGNATURE

PRINT NAME *TELEPHONE NUMBER*

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

IC 3069 (2006/12)

Any questions and requests for assistance may be directed to the Proxy Solicitation Agent:

KINGSDALE
Shareholder Services Inc.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-581-1513

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Corporate Office: 1188 - 550 Burrard Street, Bentall 5, Vancouver, BC, Canada V6C 2B5
Telephone: (604) 687-4018 **Fax:** (604) 687-4026 **Email:** info@eldoradogold.com

TSX: ELD **NYSE-A:** EGO

www.eldoradogold.com